FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 02/28/2006



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                            Form 20-F   X     Form 40-F
                                       ---               ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No   X
                                    ----        ----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

    The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange
                            Act of 1934, as amended.

This report contains Ternium S.A.'s combined consolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003.


1  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps                   By: /s/ Daniel Novegil
    ---------------------                      ------------------
Name:   Roberto Philipps                   Name:   Daniel Novegil
Title: Chief Financial Officer             Title: Chief Executive Officer


Dated: February 28, 2006

TERNIUM S.A.




COMBINED CONSOLIDATED
FINANCIAL STATEMENTS
As of December 31, 2005 and 2004 and
for the years ended December 31, 2005, 2004 and 2003




46a, Avenue John F. Kennedy, 2nd floor
L - 1855
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.

Index to financial statements

Combined Consolidated Financial Statements



                                                                            Page



Report of Independent Registered Public Accounting Firm..................     1

Combined consolidated income statements for the years ended December 31,
2005, 2004 and 2003......................................................     2

Combined consolidated balance sheets as of December 31, 2005 and 2004....     3

Combined consolidated statements of changes in shareholders' equity for
the years ended December 31, 2005, 2004 and 2003.........................     4

Combined consolidated cash flow statements for the years ended December
31, 2005, 2004 and 2003..................................................     5

Notes to the combined consolidated financial statements..................     7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ternium S.A.



In our opinion, the accompanying combined consolidated balance sheets and the related combined consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial  statements  based on our  audits.  We  conducted  our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


Buenos Aires, Argentina

February 28, 2006



      PRICE WATERHOUSE & CO. S.R.L.


  by                             (Partner)
-------------------------------------------
             Marcelo D. Pfaff



                                  TERNIUM S.A.
                   Combined consolidated financial statements
                      as of December 31, 2005 and 2004 and
              for the years ended December 31, 2005, 2004 and 2003
                         (All amounts in USD thousands)

COMBINED CONSOLIDATED INCOME STATEMENTS

                                                                                     Year ended December 31,
                                                          -------------------------------------------------------------------
                                                             Notes         2005              2004               2003
                                                          -------------------------------------------------------------------

Net sales ..............................................      31          4,447,680        1,598,925          1,056,566
Cost of sales ..........................................   6 & 31        (2,470,844)        (965,004)          (671,720)
                                                                     --------------------------------------------------------


Gross profit ...........................................                  1,976,836          633,921            384,846

General and administrative expenses ....................      7            (269,231)         (58,428)           (51,557)
Selling expenses .......................................      8            (251,962)         (60,524)           (62,786)
Other operating expenses, net ..........................      10            (63,482)            (798)            (5,721)
                                                                     --------------------------------------------------------


Operating income .......................................                   1,392,161         514,171            264,782


Financial (expenses) income, net .......................   11 & 31          (310,736)        202,289             75,606
Excess of fair value of net assets acquired over cost...      3              188,356               -                  -
Equity in earnings of associated companies .............      12              21,524         209,201            110,250
                                                                     --------------------------------------------------------


Income before income tax expense........................                   1,291,305         925,661            450,638
Income tax expense .....................................      13            (218,492)       (177,486)           (94,087)
                                                                     --------------------------------------------------------


Net income for the year ................................                   1,072,813         748,175            356,551
                                                                     --------------------------------------------------------

Attributable to:

Equity holders of the Company ..........................      30             704,406         457,339            218,215
Minority interest ......................................                     368,407         290,836            138,336
                                                                     --------------------------------------------------------

                                                                           1,072,813         748,175            356,551
                                                                     --------------------------------------------------------

Weighted average number of shares outstanding ..........      30       1,209,476,609   1,168,943,632      1,168,943,632
Basic  earnings  per share for profit  attributable
to the equity  holders of the  Company,  during the
year (expressed in USD per share)                                               0.58            0.39               0.19
Diluted earnings per share for profit attributable
to the equity holders of the Company, during the
year (expressed in USD per share)                                               0.54            0.39               0.19

The accompanying notes are an integral part of these combined consolidated financial statements.



                                  TERNIUM S.A.
                   Combined consolidated financial statements
                      as of December 31, 2005 and 2004 and
              for the years ended December 31, 2005, 2004 and 2003
                         (All amounts in USD thousands)

COMBINED CONSOLIDATED BALANCE SHEETS


                                                            Notes        December 31, 2005        December 31, 2004
                                                         ----------- ------------------------- -----------------------

ASSETS
Non-current assets

Property, plant and equipment, net .....................     14         5,463,871               1,244,691
Intangible assets, net .................................     15           552,882                  10,049
Investments in associated companies, net ...............     16             9,122                 309,318
Other investments, net .................................  17 & 31          12,607                 148,569
Deferred tax assets ....................................     25            29,126                     -
Other Assets ...........................................                      952                      -
Receivables, net .......................................  18 & 31          47,863   6,116,423      15,783   1,728,410
                                                                     ------------              -----------
Current assets

Receivables.............................................  19 & 31         291,302                 208,699
Other Assets ...........................................                    3,160                  -
Derivative financial instruments........................     27             5,402                  -
Inventories, net .......................................     20         1,000,119                 254,286
Trade receivables, net .................................  21 & 31         472,760                 171,605
Other investments ......................................  22 & 31           5,185                  88,755
Cash and cash equivalents ..............................  22 & 31         765,630   2,543,558     194,875     918,220
                                                                     ------------- ----------- ----------- -----------

Total assets ...........................................                            8,659,981               2,646,630
                                                                                   -----------             -----------

EQUITY
Capital and reserves attributable to the company's
   equity holders ......................................                            1,842,454               1,026,725


Minority interest ......................................                            1,733,465                 745,126
                                                                                   -----------             -----------

Total equity ...........................................                            3,575,919               1,771,851

LIABILITIES
Non-current liabilities
Provisions .............................................     23            53,479                  11,925
Deferred income tax ....................................     25         1,048,188                 337,473
Other liabilities ......................................     26           187,917                   9,104
Trade payables .........................................                    1,167                    -
Borrowings .............................................     28         2,399,878   3,690,629       1,008     359,510
                                                                     ------------- ----------- ----------- -----------

Current liabilities

Provisions .............................................     24               659                     960
Current tax liabilities ................................                  126,972                 158,124
Other liabilities ......................................  26 & 31         194,073                  33,288
Trade payables .........................................     31           555,330                 194,943
Derivative financial instruments .......................     27              -                      5,956
Borrowings .............................................     28           516,399   1,393,433     121,998     515,269
                                                                     ------------- ----------- ----------- -----------

Total liabilities ......................................                            5,084,062                  874,779
                                                                                   -----------             -----------

Total equity and liabilities ...........................                            8,659,981                2,646,630
                                                                                   -----------             -----------

  The accompanying notes are an integral part of these combined consolidated financial statements.


                                  TERNIUM S.A.
                   Combined consolidated financial statements
                      as of December 31, 2005 and 2004 and
              for the years ended December 31, 2005, 2004 and 2003
                         (All amounts in USD thousands)

  COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                         Attributable to the
                                                           company's equity       Minority Interest             Total
                                                            holders (1)                                        Equity
                                                         ---------------------------------------------------------------

Year ended December 31, 2003
  Balance at January 1, 2003 ........................       407,144              367,355                   774,499

  Currency translation adjustment ...................        49,892               52,113                   102,005
  Net income ........................................       218,215              138,336                   356,551
                                                         ---------------------------------------------------------------
  Total recognized income for the year ..............       268,107              190,449                   458,556

  Contributions .....................................        35,539                2,243                    37,782
  Dividends paid in cash ............................        (8,969)              (9,783)                  (18,752)
                                                         ---------------------------------------------------------------

 Balance at December 31, 2003 .......................       701,821              550,264                 1,252,085
                                                         ---------------------------------------------------------------

Year ended December 31, 2004

  Balance at January 1, 2004 ........................       701,821              550,264                 1,252,085

  Currency translation adjustment ...................       (51,549)             (25,697)                  (77,246)
  Net income ........................................       457,339              290,836                   748,175
                                                         ---------------------------------------------------------------
 Total recognized income for the year ..............        405,790              265,139                   670,929

  Dividends paid in cash and other distributions ....       (80,886)             (70,277)                 (151,163)
                                                         ---------------------------------------------------------------

 Balance at December 31, 2004 .......................     1,026,725              745,126                 1,771,851
                                                         ---------------------------------------------------------------

Year ended December 31, 2005

  Balance at January 1, 2005 ........................     1,026,725              745,126                 1,771,851

  Currency translation adjustment ...................       (66,001)             (54,245)                 (120,246)
  Net income ........................................       704,406              368,407                 1,072,813
                                                         ---------------------------------------------------------------
  Total recognized income for the year ..............       638,405              314,162                   952,567

  Contributions .....................................        54,758                    -                    54,758
  Dividends paid in cash and other distributions ....      (238,652)            (130,571)                 (369,223)
  Acquisition of business ...........................             -              864,415                   864,415
  Usiminas exchange (see Note 1 (b)) ................       303,791             (303,791)                      -
  Initial public offering expenses (see Note 4 (j)) .        (5,456)                   -                    (5,456)
  Revaluation and other reserves ....................        62,883              244,124                   307,007
                                                        ---------------------------------------------------------------

 Balance at December 31, 2005 .......................     1,842,454            1,733,465                 3,575,919


 (1) Shareholders equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 29 (vi).

 Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with
 Luxembourg GAAP exist. Therefore, retained earnings included in the consolidated combined financial statements may not be wholly distributable. See Note 29 (vi).


 The accompanying notes are an integral part of these combined consolidated financial statements.



                                  TERNIUM S.A.
                   Combined consolidated financial statements
                      as of December 31, 2005 and 2004 and
              for the years ended December 31, 2005, 2004 and 2003
                         (All amounts in USD thousands)

COMBINED CONSOLIDATED CASH FLOW STATEMENTS

                                                              Notes                Year ended December 31,
                                                             -------    ---------------------------------------------
                                                                            2005             2004           2003
                                                                        --------------   -------------   ------------

Cash flows from operating activities
Net income for the year ....................................               1,072,813         748,175         356,551
Adjustments for:
  Depreciation and amortization ...........................  14&15           316,405          99,192          85,479
  Income tax accruals less payments ........................   32            (44,008)        120,210          94,087
  Excess of fair value of net assets acquired over cost         3           (188,356)              -              -
  Equity in earnings of associated companies ...............   12            (21,524)       (209,201)       (110,250)
  Derecognition of property, plant and equipment ........... 10 (iii)         54,348               -              -
  Interest accruals less payments ..........................   32             21,352           9,083           5,428
Changes in  provisions ..................................... 23&24            19,046            (798)          3,594
Changes in working capital .................................   32             54,420        (204,670)        (55,662)
Currency translation adjustment and others .................                 (22,041)        (44,426)        (32,909)
                                                                        --------------   -------------   ------------
Net cash provided by operating activities                                   1,262,455        517,565         346,318
                                                                        --------------   -------------   ------------

Cash flows from investing activities
Capital expenditures ....................................... 14&15           (244,939)       (92,563)        (34,328)
Amazonia convertible debt instrument .......................                    -               -           (127,576)
Changes in trust funds .....................................                   83,570           -               -
Acquisition of business-Hylsamex ...........................               (2,196,678)          -               -
Proceeds form sale of investment in associated company .....                    -               -                304
Proceeds from the sale of property, plant and equipment ....                    6,063            862           3,804
                                                                        --------------   -------------   ------------
Net cash used in investing activities                                      (2,351,984)       (91,701)       (157,796)
                                                                        --------------   -------------   ------------

Cash flows from financing activities
Dividends paid in cash and other distributions to company's
shareholders ...............................................                 (238,652)       (80,886)         (8,969)
Dividends paid in cash and other distributions to minority
shareholders ...............................................                 (130,571)       (70,277)         (9,783)
Contributions of minority shareholders in subsidiary
companies ..................................................                    -              -              38,553
Contributions ..............................................                   54,758          -              37,782
Proceeds from borrowings ...................................                2,135,430         52,309          95,448
Repayments of borrowings ...................................                 (657,597)      (261,033)       (324,992)
                                                                        --------------   -------------   ------------
Net cash provided by (used in) financing activities                         1,163,368       (359,887)       (171,961)
                                                                        --------------   -------------   ------------
Increase in cash and cash equivalents.                                         73,839         65,977          16,561
                                                                        --------------   -------------   ------------

Movement in cash and cash equivalents
At January 1, ..............................................                  194,875        129,020         111,198
Acquisition of business-Amazonia ...........................    3             305,342           -              -
Acquisition of business-Hylsamex ...........................    3             215,411           -              -
Effect of exchange rate changes ............................                  (34,487)          (122)          1,261
Increase in cash and cash equivalents  .....................                   73,839         65,977          16,561
                                                                        --------------   -------------   ------------
Cash and cash equivalents at December 31,                                     754,980        194,875         129,020
                                                                        --------------   -------------   ------------

The accompanying notes are an integral part of these combined consolidated financial statements.


                                  TERNIUM S.A.
                   Combined consolidated financial statements
                      as of December 31, 2005 and 2004 and
              for the years ended December 31, 2005, 2004 and 2003
                         (All amounts in USD thousands)


INDEX TO THE NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1   Business of the Company and corporate reorganization
2   Basis of presentation
3   Acquisition of business
4   Accounting policies
5   Segment information
6   Cost of sales
7   General and administrative expenses
8   Selling expenses
9 Labor costs (included in cost of sales, selling expenses and administrative expenses)
10  Other operating expenses, net
11  Financial (expenses) income, net
12  Equity in earnings of associated companies
13  Tax charge
14  Property, plant and equipment, net
15  Intangible assets, net
16  Investments in associated companies, net
17  Other investments, net - non current
18  Receivables, net - non current
19  Receivables - current
20  Inventories, net
21  Trade receivables, net
22  Cash and cash equivalents and other investments
23  Provisions - non current
24  Provisions - current
25  Deferred income tax
26  Other liabilities
27  Derivative financial instruments
28  Borrowings
29 Contingencies, commitments and restrictions on the distribution of profits 30 Earnings per share
31  Related party transactions
32  Cash flow disclosures
33  Recently issued accounting pronouncements
34  Financial risk management
35  Post balance sheet events

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


1   Business of the Company and corporate reorganization


(a) Business of the Company

Ternium S.A. (the "Company" or "Ternium"), a Luxembourg Corporation (Societe Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders' meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

Near the end of 2004, Ternium's ultimate parent company San Faustin N.V. ("San Faustin"), a Netherlands Antilles company, decided to restructure its investments in the flat and long steel manufacturing and distribution business. In connection with the restructuring, San Faustin acquired Ternium in December 2004. Until that date, Ternium was a dormant company.

In January 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission ("SEC") and announced the commencement of its offer to sale 24,844,720 American Depositary Shares ("ADS") representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities
(USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the "Underwriters" and the offering thereunder, the "Initial Public Offering"). Also, the Company has granted to the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. Such option has been exercised on February 23, 2006 for 22,981,360 shares. 2,004,743,442 shares (including shares in the form of ADSs) will be outstanding upon completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans mentioned in Note 3, exercise of the option granted to the underwriters and consummation of the transactions contemplated in the Corporate Reorganization Agreement described in Note 1 (b).

The proceeds of the Initial Public Offering totaled USD 496.9 million and have been used to repay Tranche A of the Ternium Credit Facility (as defined below) after deducting related expenses. See Note 35.

(b) Corporate reorganization

On May 6, 2005 San Faustin assigned and contributed to Inversora Siderurgica Limited ("ISL"), a wholly-owned subsidiary, a 100% interest in I.I.I.-Industrial Investments Inc. ("III BVI"), a subsidiary of San Faustin organized under the laws of the British Virgin Islands through which it held its investments in the flat and long steel manufacturing and distribution business and a 100% interest in Fasnet International S.A. ("Fasnet").

The investments then held by III BVI consisted principally of the following:

-- a 50.75% interest in Siderar S.A.I.C. ("Siderar") (which in turn owns a 11.11% equity interest in Ylopa - Servicos de Consultadoria Lda. ("Ylopa") and a 14.40% interest in Consorcio Siderurgia Amazonia Ltd. ("Amazonia"));
--   a 25.00% interest in Amazonia;
--   a 34.27% interest in Ylopa; and
--   a 100% interest in the Techintrade Network.

On May 6, 2005, ISL acquired a 96.77% interest in Ternium, which it afterwards increased to an interest of almost 100% of its issued and outstanding capital. On June 29, 2005, ISL assigned and contributed to Ternium all of its assets and liabilities, including, but not limited to, a 100% interest in III BVI and a 100% interest in Fasnet, in exchange for 959,482,775 shares of Ternium.

Also, on September 9, 2005 Tenaris S.A. ("Tenaris") agreed to exchange with ISL its 21.17% interest (14.49% direct ownership at December 31, 2004) in Amazonia, and its 24.40% interest in Ylopa for 209,460,856 shares of the Company.

On September 15, 2005, ISL made a second contribution of all of its assets and liabilities including 750,021,919 shares of the Company, 21.17% in Amazonia, a "Cuota" representing 24.40% of Ylopa and other items, in exchange for 959,482,775 new shares of the Company. Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company's issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.

On September 22, 2005, the Company assumed all of I.I.I. BVI's rights and obligations under the Ternium Credit Facility, dated as of August 16, 2005, for an aggregate principal amount of USD1.0 billion entered into among I.I.I. BVI and the lenders named therein; and several Subordinated Convertible Loan Agreements, each among I.I.I. BVI, as borrower, the subordinated lender party thereto, as lender, and the Company.

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


1   Business of the Company and corporate reorganization (continued)

(b) Corporate reorganization (continued)

On October 27, 2005, I.I.I. BVI transferred to the Company all of its shares of Siderar, Amazonia, Inversiones Siderurgicas, Techintrade, Hylsa Latin and Ylopa in consideration of the assumption by Ternium of I.I.I. BVI's obligations under the Ternium Credit Facility and the Subordinated Convertible Loan Agreements.

In October 2005, Usinas Siderurgicas de Minas Gerais S.A. ("Usiminas") exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items (the "Usiminas Exchange") for 227,608,254 new shares of the Company. Upon the consummation of this exchange the capital was increased to USD 1,396,552, represented by 1,396,551,887 shares of 1 USD nominal value each.

Furthermore, in November 2005, Siderurgica del Turbio S.A. ("Sidetur"), a subsidiary of Siderurgica Venezolana S.A. ("Sivensa"), exchanged with ISL its 3.42% equity interest in Amazonia for shares of the Company. ISL has, under the terms of the Corporate Reorganization Agreement (as defined below), contributed such interest in Amazonia to the Company in exchange for shares of the Company after the settlement of the Initial Public Offering (the "Sivensa Exchange").

ISL and the Company entered into a reorganization agreement (the "Corporate Reorganization Agreement") pursuant to which ISL committed to deliver shares of the Company to the Underwriters and to the Subordinated Lenders (as defined below) in an amount sufficient to satisfy the Company's obligation to deliver shares of the Company to the Underwriters (excluding any shares to be delivered in connection with the Underwriters' over-allotment option) and to the Subordinated Lenders pursuant to the terms of the Initial Public Offering and the Subordinated Convertible Loan Agreements. As provided in the Corporate Reorganization Agreement, after ISL's delivery of such shares, ISL will contribute all of its assets and liabilities (including the credit against the Company arising from such delivery of shares, its interest in Amazonia resulting from the Sivensa Exchange and any remaining shares of the Company) to the Company in exchange for that number of newly issued shares of the Company equal to the number of shares of the Company held by ISL prior to the Sivensa Exchange.

Because III BVI and Fasnet are under the common control of ISL, their consolidated financial statements have been retroactively combined with those of the Company and presented as one reporting entity ("Ternium") in these combined consolidated financial statements. In addition, since Tenaris and the Company are under common control of San Faustin, the equity interests held by Tenaris in Amazonia and Ylopa that have been exchanged with ISL on September 9, 2005, have also been retroactively combined in these combined consolidated financial statements.

In addition, as mentioned in Note 3, on May 18, 2005, III BVI, Hylsamex S.A. de C.V. ("Hylsamex") and Alfa S.A. de C.V. ("Alfa") entered into an acquisition agreement (the "Hylsamex Acquisition Agreement"). Pursuant to the terms of the Hylsamex Acquisition Agreement, on August 22, 2005, the acquisition by III BVI of a controlling interest in Hylsamex and of Alfa's minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. Accordingly, Hylsamex's results of operations have been consolidated in these financial statements as from that date.

Detailed below are the companies whose consolidated financial statements have been included in these combined consolidated financial statements.


----------------------------------------------------------------------------------------------------------------
            Company                Country of                                           Percentage of ownership
                                 incorporation               Main activity                   at December 31,
                                                                                       -------------------------
                                                                                           2005         2004
------------------------------- ---------------- ------------------------------------- ------------- -----------

Ternium S.A.                    Luxembourg       Holding of investments in flat and        100.00%      100.00%
                                                  long steel manufacturing and
                                                  distributing companies
Alvory S.A.                     Uruguay          Rendering of procurement services         100.00%         -

III Industrial Investments      British Virgin   Holding company                           100.00%      100.00%
   Inc. (B.V.I.)                 Islands
Inversiones Siderurgicas S.A.   Panama           Holding company                           100.00%      100.00%

Siderar S.A.I.C.                Argentina        Manufacturing of flat steel products       56.07%       50.75%

Techintrade Uruguay S.A.        Uruguay          Holding  company and marketing of         100.00%      100.00%
                                                    steel products
Ylopa - Servicos de             Madeira - Free   Participation in the debt                  95.12%       64.31%
   Consultadoria Lda. (1)       zone                restructuring process of
                                                    Amazonia and Sidor C.A.
Fasnet International S.A.       Panama           Holding company                           100.00%      100.00%
----------------------------------------------------------------------------------------------------------------

     (1) Directly (54.62%) and indirectly through the participation of Prosid Investments S.C.A. (11.11%), and Inversiones Siderurgicas (34.27%).

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


2   Basis of presentation

These combined consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company's transition date for IFRS purposes was January 1, 2003 and thus, certain limited exceptions and exemptions provided by IFRS 1, "First-time Adoption of IFRS" have been used.

These combined consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2006). The combined consolidated financial statements are presented in thousands of United States dollars ("USD")

The assets and liabilities of III BVI and Fasnet (and their respective subsidiaries, Inversiones Siderurgicas S.A. ("IS"), Siderar, Techintrade and Ylopa) have been accounted for at the relevant predecessor's cost, reflecting the carrying amount of such assets and liabilities contributed to the Company. Accordingly, the combined consolidated financial statements include the financial statements of the above-mentioned combined companies at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, and no adjustment has been made to reflect fair values at the time of the contribution.

Detailed  below  are  the  subsidiary  companies  whose  consolidated  financial
statements  have  been  combined  in  these  combined   consolidated   financial
statements.


--------------------------------------------------------------------------------------------------------------------
             Company                  Country of                Main activity              Percentage of ownership
                                     Organization                                              at December 31,
                                                                                         ---------------------------
                                                                                             2005          2004
---------------------------------- ----------------- ----------------------------------- ------------- -------------

Comesi San Luis S.A.I.C. (1)        Argentina        Production of cold or hot rold           56.07%        50.24%
                                                        prepainted, formed and skelped
                                                        steel sheets
Inversiones Basilea S.A. (1)        Chile            Purchase and sale of real estate         56.07%          -
                                                        and other
Prosid Investments S.C.A.(1)        Uruguay          Holding of investments in companies      56.07%        50.75%

Techintrade Italy S.R.L. (2)        Italy            Marketing of steel products            100.00%       100.00%

Socominter de Guatemala S.A. (2)    Guatemala        Marketing of steel products            100.00%       100.00%

Socominter de Espana S.A.U.(2)      Spain            Marketing of steel products            100.00%       100.00%

Socotrading S.A.(2)                 Ecuador          Marketing of steel products            100.00%       100.00%

Techintrade Corporation (2)         USA              Marketing of steel products            100.00%       100.00%

Ternium Internationaal B.V.         Netherlands      Marketing of steel products            100.00%       100.00%
  (formerly Techint Engineering
  Company B.V.)(2)
Techintrade del Peru S.A.C. (2)     Peru             Marketing of steel products            100.00%       100.00%

Consorcio Siderurgia Amazonia       Cayman Islands   Holding of investments in               89.07%           -
  Ltd.(3)                                               Venezuelan steel companies
Sidor C.A. (4)                      Venezuela        Manufacturing and selling of            53.20%           -
                                                        steel products
Hylsamex S.A. de C.V. (5)           Mexico           Holding Company                         86.68%           -
--------------------------------------------------------------------------------------------------------------------

     (1)  Indirectly through Siderar S.A.I.C.
     (2)  Indirectly through Tecnintrade Uruguay S.A.
     (3) Directly (45.24%) and indirectly through the participation of Prosid Investments S.C.A. (14.38%), Inversiones Siderurgicas S.A. (25.00%), Hylsa Latin LLC (11.38%) and Hylsamex S.A de CV (0.59%). Total voting rights held 96.59%.
     (4)  Indirectly through the participation of Amazonia (59.73%).
     (5) Indirectly through the participation of III (B.V.I.) (70.00%), and Siderar S.A.I.C. (29.75%).

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


2   Basis of presentation (continued)

Detailed below are the subsidiary companies whose consolidated financial statements have been consolidated in these combined consolidated financial statements, and the percentage of ownership held directly or indirectly trhough Hylsamex S.A. de C.V. in these companies at the end of each year indicated


--------------------------------------------------------------------------------------------------------------------
             Company                  Country of                Main activity              Percentage of ownership
                                     Organization                                              at December 31,
                                                                                         ---------------------------
                                                                                             2005          2004
---------------------------------- ----------------- ----------------------------------- ------------- -------------

Hylsa S.A. de C.V. (1)              Mexico           Manufacturing and selling of            86.68%           -
                                                        steel products
Express Anahuac S.A. de C.V. (1)    Mexico           Freight services                        86.68%           -
Ferropak Comercial S.A. de C.V.     Mexico           Scrap company                           86.68%           -
  (1)
Ferropak Servicios S.A. de C.V.     Mexico           Services                                86.68%           -
  (1)
Galvacer America Corp (1)           USA              Distributing company                    86.68%           -

Galvamet America Corp (1)           USA              Manufacturing and selling of            86.68%           -
                                                        insulates panel products
Tansamerica E. & I. Corp (1)        USA              Scrap company                           86.68%           -

Galvatubing Inc. (1)                USA              Manufacturing and selling of pipe       86.68%           -
                                                        products
Las Encinas S.A. de C.V. (1)        Mexico           Exploration, explotation and            86.68%           -
                                                        pelletizing of iron ore
Tecnica Industrial S.A. de C.V.     Mexico           Services                                86.68%           -
  (1)
Hylsa Latin LLC (2)                 USA              Holding company                         86.68%           -

Acerex S.A. de C.V. (3)             Mexico           Tooling services                        43.34%           -
Acerex Servicios S.A. de C.V.       Mexico           Services                                43.34%           -
  (3)
Consorcio Minero Benito Juarez      Mexico           Exploration, explotation and            43,34%           -
  Pena Colorada S.A.de C.V. (3)                         palletizing of iron ore
Pena Colorada Servicios S.A. de     Mexico           Services                                43.34%           -
  C.V. (3)
--------------------------------------------------------------------------------------------------------------------

     (1) Indirectly through the participation of Hylsamex. Total voting rights held: 100.00%.
     (2) Indirectly through the participation of Hylsamex (73.4%) and Ternium S.A. (26.6%). Total voting rights held: 100%.
     (3) Indirectly through the participation of Hylsamex. Total voting rights held: 50.00%.

Detailed below are the most relevant associated companies which are accounted for by the equity method of accounting in these combined consolidated financial statements.


------------------------------------------------------------------------------------------------------------------
             Company                  Country of                Main activity             Percentage of ownership
                                     Organization                                             at December 31,
                                                                                         -------------------------
                                                                                             2005         2004
---------------------------------- ----------------- ----------------------------------- ------------- -----------

Consorcio Siderurgia Amazonia      Cayman Islands    Holding of investments in
  Ltd.(1)                                               Venezuelan steel companies              -         31.03%
Matesi Materiales Siderurgicos     Venezuela         Manufacturing and marketing of
  S.A.(2)                                               briquettes                           26.49%          -
Compania Afianzadora de Empresas   Argentina         Granting of guarantees to
  Siderurgicas S.G.R. (3)                               participating partners to
                                                        facilitate or permit access to
                                                        credits for the purchase of
                                                        national raw material                 21.81%       19.74%
------------------------------------------------------------------------------------------------------------------

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


2   Basis of presentation (continued)

(1) Indirectly through the participation of Prosid Investments S.C.A. (21.14%), IS (5.81%) and Tamsider (14.49%). Total voting rights held: 41.44%. The Company acquired control over Amazonia on February 15, 2005 (see Note 3).
(2)  Indirectly through the participation of Sidor (49.8%).
(3) Indirectly through the participation of Siderar (38.89%). Total voting rights held: 38.89%.

Eliminations of all material intercompany transactions and balances between the Company and the other combined companies and their respective subsidiaries have been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

These combined consolidated financial statements have been approved for issue by the board of directors on February 28, 2006.

3   Acquisition of business

(a) Hylsamex

On May 18,  2005,  III BVI,  Hylsamex  S.A. de C.V.  and Alfa  entered  into the
Hylsamex Acquisition Agreement. Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, III BVI launched a cash tender offer in Mexico for the acquisition of all the outstanding shares of Hylsamex. On August 22, 2005, the acquisition by III BVI of a controlling interest in Hylsamex and of Alfa's minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, and the indirect equity stakes owned by Hylsamex's former controlling shareholder, Alfa, in Amazonia and Ylopa. III BVI and Siderar acquired 70.0% and 29.3% of the shares of Hylsamex, respectively by a total amount of USD 2,095 million. III BVI also acquired an additional 10.5% direct and indirect interest in Amazonia and an additional 11.1% interest in Ylopa by USD 91.9 million. Subsequently, Siderar purchased additional shares of Hylsamex in the open market for a total amount of USD 9.7 million, thus reaching a 29.8% equity interest in that company.

Hylsamex's main business is the production of flat and long steel products, with manufacturing plants located in the cities of Monterrey and Puebla, Mexico, and is a leader in the production of coated steel.

The acquired business contributed revenues of USD 723.8 million and net income of USD 25.4 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD1,492 million. The fair value of assets and liabilities arising from acquisition are as follows:

                                                   Fair value of assets
                                                and liabilities at the date
                                                     of acquisition
                                                      USD Thousand
                                              -------------------------------
        Property, plant and equipment                             2,129,325
        Inventories                                                 345,053
        Cash and cash equivalents                                   215,411
        Deferred tax liabilities                                  (449,537)
        Pension benefits                                          (116,860)
        Borrowings                                                (751,730)
        Others assets and liabilities, net                          488,297
        Minority interest                                         (156,651)
                                              -------------------------------
        Net                                                       1,703,308
                                              -------------------------------

Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities acquired, totaled USD 399.7 million.

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)



3   Acquisition of business (continued)


As part of the financing for the acquisition, the Company and its affiliates entered into the following loan agreements:

i) an amended and restated credit agreement, dated as of August 16, 2005 among I.I.I. BVI and lenders for an aggregate principal amount of USD1,000 million (the "Ternium Credit Facility"). The Ternium Credit Facility is comprised of two equal tranches:

     - Tranche A with a maturity of three years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 75 to 400 basis points. This tranche has been fully repaid in February 2006 (see Note 35).
     - Tranche B with a maturity of five years and bearing interest at the annual rate of LIBOR plus an applicable margin that ranges from 137.5 to 300 basis points.

ii) an amended and restated credit agreement, dated as of August 16, 2005, for an aggregate principal amount of USD380 million among Siderar, as borrower, and the lenders (the "Siderar Credit Facility"). The Siderar Credit Facility is payable in five equal and consecutive semi-annual installments with a grace period of 12 months and bears interest at LIBOR plus 200 basis points; and

iii) several convertible and subordinated loan agreements, dated as of various dates, for an aggregate principal amount of USD594 million, each among the Company, I.I.I. BVI, as borrowers, and Usiminas, Tenaris, or other Techint Group companies (collectively, the "Subordinated Lenders", the agreements, the "Subordinated Convertible Loan Agreements" and the loans thereunder, the "Subordinated Convertible Loans"). Pursuant to the terms of the Subordinated Convertible Loan Agreements, on February 6, 2006 the Company delivered the ADSs to the Underwriters upon consummation of the Initial Public Offering, the Subordinated Convertible Loans have been converted into shares of the Company at a price per share equal to the price per share paid by the investors in the offering (see Note 35).

     Under the credit agreements mentioned in i) and ii) above, the Company and its affiliates are subject to certain covenants that limit their ability to, among other things: pay dividends in excess of certain amounts to their shareholders or make other restricted payments; make capital expenditures in excess of certain amounts; grant certain liens, borrow additional money or prepay principal or interest on subordinated debt over certain limits, change their business or amend certain significant agreements, effect a change of control, and merge, acquire or consolidate with another company, make additional investments or dispose of their assets.

These contracts also require Ternium and its subsidiaries to meet certain financial covenants, ratios and other tests, which could limit their operational flexibility and could prevent Ternium from taking advantage of business opportunities as they arise, growing its business or competing effectively. Moreover, a failure by Ternium and its subsidiaries to comply with applicable financial measures could result in defaults under those agreements or instruments. Ternium and its subsidiaries are in compliance with all of their financial covenants, ratios and tests.

(b) Amazonia

On February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. On February 15, 2005 new shares of Amazonia were issued in exchange for the convertible instrument. As a result, Ternium's indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. This acquisition has been accounted for following the provisions contained in IFRS 3 "Business Combinations" ("IFRS 3") and, accordingly, assets acquired and liabilities assumed have been valued at fair value. Total purchase consideration, representing the carrying amount of the convertible debt instrument at the date of conversion, accounted for USD127.6 million, of which USD82.0 correspond to the majority shareholders. The excess of Ternium's interest in the net fair value of Amazonia's identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year. The main factor that contributed to a purchase price significantly below the fair value of net assets acquired is the downturn experienced by steel prices until 2003. Thus, the convertible debt instrument was issued at a time when Amazonia was undergoing a severe crisis affecting its business and financial condition, this situation being opposite to the current business condition on the date the conversion feature was exercised and the business combination was effected. In addition, as also required by IFRS 3, the Company recorded in equity the excess of the fair value of its pre-acquisition interest in Amazonia's net assets over their corresponding carrying amounts.

With the increase in equity ownership of Amazonia to 53.47%, the Company has effective control.

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)



3   Acquisition of business (continued)

The acquired business contributed revenues of USD 1,863.5 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD 928 million. The fair value of assets and liabilities arising from acquisition are as follows:

                                                  Fair value of assets
                                                and liabilities at the date
                                                     of acquisition
                                                      USD Thousand
                                              -------------------------------
        Property, plant and equipment                             2,444,289
        Inventories                                                 284,676
        Cash and cash equivalents                                   305,342
        Deferred Tax Liabilities                                  (284,242)
        Pension Benefits                                           (78,425)
        Provisions                                                 (37,163)
        Borrowings                                                (656,658)
        Others assets and liabilities, net                         (13,459)
        Minority Interest                                         (795,178)
                                              -------------------------------
        Net                                                      1,169,182
                                              -------------------------------

(c)      Impeco S.A.

On November 18 2005, Ternium's Argentine subsidiary, Siderar, agreed to acquire, for USD 55.2 million, assets and facilities of Acindar Industria Argentina de Aceros S.A. ("Acindar") related to the production of welded steel pipes in the province of San Luis in Argentina, as well as 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of Santa Fe in Argentina. These two plants have a production capacity of 140 thousand tons per year of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and was completed on January 31, 2006.

4   Accounting policies

The following is a summary of the principal accounting policies followed in the preparation of these combined consolidated financial statements:

(a)      Group accounting

(1) Subsidiary companies

Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company's share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under "Revaluation and other reserves" line item. Intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered.

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)



4   Accounting policies (continued)

(a) Group accounting (continued)

(2) Associated companies

Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control (see Note 2). Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company's interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company's share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

(3) First-time application of IFRS

The Company's transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.
In preparing these combined consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:

3.1. Exemptions from full retrospective application - elected by the Company

The Company has elected to apply the following optional exemptions from full retrospective application.

(a) Fair value as deemed cost exemption
Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.

(b) Cumulative translation differences exemption
Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

3.2 Exceptions from full retrospective application followed by the Company

Ternium has applied the following mandatory exceptions from retrospective application.

(a) Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.

(b) Hedge accounting exception

The Company has no derivatives that qualify for hedge accounting. This exception is therefore not applicable.

(c) Estimates exception

Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.

(d) Assets held for sale and discontinued operations exception

Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) during the period presented.

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)



4   Accounting policies (continued)

(b) Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company is the U.S. dollar ("USD"). Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole. The combined consolidated financial statements are presented in thousands of U.S. dollars.


(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates; and
(iii) all resulting translation differences are recognized as a separate component of equity.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.


(3) Transactions in currencies other than the functional currency


Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.


(c) Property, plant and equipment


Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less impairment (if applicable). Nevertheless, as mentioned in Note 4(a), property, plant and equipment has been valued at its deemed cost at the transition date to IFRS.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.


Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.


Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)



4   Accounting policies (continued)

(c) Property, plant and equipment (continued)

Depreciation method is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land                                                           No Depreciation
Buildings and improvements                                     20-40 years
Plant and production equipment                                 15-25 years
Vehicles, furniture and fixtures and other equipment           5-15 years

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (d) "Impairment").

(d) Impairment

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For these purposes, each associate has been considered a cash generating unit.

At December 31, 2005 and 2004, no impairment provisions were recorded. The impairment provision recorded in previous years on the investment in Amazonia was reversed in 2004 and included in equity in earnings of associated companies, as explained in Note 12.

(e) Intangible assets

(1) Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling expenses and general and administrative expenses.

(2) Mining concessions

Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.

(3) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

(4) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2005, 2004 and 2003 totaled USD
2.1 million, USD 0.3 million and USD 0.5 million, respectively.

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)



4   Accounting policies (continued)

(f) Other investments

Under IAS 39 "Financial Instruments: Recognition and Measurement", investments have to be classified into the following categories: financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

Deposits in trusts are classified as financial assets at fair value through profit or loss. Subsequent to their acquisition, these investments are carried at fair value through profit and loss. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise. The Amazonia Convertible Debt Instrument was carried at cost until it was capitalized in February 2005.

In order to mitigate any potential impact of Argentine regulations restricting payments outside of Argentina, Siderar has placed financial resources in a trust outside Argentina. The objective of the trust is solely to ensure that the financial needs for the normal development of Siderar's operations are met. The fund mainly comprises time deposits and commercial paper. No liabilities or debts have been offset within the trust fund. The financial resources that were placed in the trust up to December 31, 2004 have been contributed to a subsidiary (Inversiones Basilea S.A.) as of January 1, 2005.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.

(g) Inventories

Inventories are stated at the lower of cost (calculated using principally the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods acquired in transit at period end are valued at supplier invoice cost.

A provision for obsolescence or slow-moving inventory is recorded in connection with supplies and spare parts and based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change. The provision for slow-moving inventory is recognized for finished goods and goods in progress based on management's analysis of their aging.

(h) Trade receivables

Trade and other receivables are carried at face value less a provision for impairment, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. The amount of the loss is recognized in the income statement.

(i) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the combined consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.

(j) Shareholders' equity

Basis of combination

The combined consolidated statement of changes in shareholders' equity for the years 2005, 2004 and 2003 was prepared based on the following:

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)



4   Accounting policies (continued)

(j) Shareholders' equity (continued)

-- Currency translation differences arising from the translation of financial statements expressed in currencies other than the U.S. dollar are shown in a separate line;
-- Dividends include the dividends paid by III (BVI) to San Faustin, and dividends paid by Ylopa to Tenaris, as if they had been paid by Ternium to San Faustin or Tenaris.
-- Other distributions comprise loans granted by Ylopa and Amazonia to its shareholders that are in substance capital nature transactions. These loans are non-interest bearing facilities granted by Ylopa to its shareholders based on their respective stockholdings. These loans mature in one year, although debtors are allowed to make partial or full prepayments at any time. However Ylopa's intention is to offset the outstanding balance of such facilities against future dividend distributions. Accordingly, these credits have been shown as a reduction to equity.
-- Expenses incurred in connection with the Initial Public Offering at year-end, totaling USD5.5 million approximately, have been deducted from equity, since they directly relate to a transaction which itself is to be recorded in equity, although at December 31, 2005, the equity transaction had not yet been completed.

(k)      Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

A debt restructuring is accounted for in accordance with the guidelines set forth by IAS No. 39 which states that a substantial modification of the terms of an existing debt instrument (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the old debt. For purposes of IAS No. 39, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original debt instrument.

Borrowing costs are expensed as incurred.

(l) Income taxes - current and deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws existing in the countries in which Ternium's subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, originated in different valuation and useful lives considered by accounting standards and tax regulations, tax loss carry-forwards, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) Employee liabilities

(1) Pension obligations

The Company has defined benefit plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)



4   Accounting policies (continued)

(m) Employee liabilities (continued)

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees' expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Siderar
-------

Siderar implemented an unfunded defined benefit employee retirement plan for Siderar's and certain other officers throughout the world on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers.

For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar's other assets, and therefore this plan is classified as "unfunded" under IFRS definitions. Benefits provided by the plan are in U.S. Dollars and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who have retired or were terminated before December 31, 2003. After this date, the benefits of the plan are calculated based on a seven-year salary average.

Sidor
-----

In compliance with the requirements established by the share purchase agreement subscribed in connection with the acquisition of Sidor, and as provided by the agreement entered into with the Union representing Sidor's employees, on July 6, 1998, Sidor has established a plan providing for certain pension and other post-retirement benefits for qualifying employees. This plan is financed through contributions made by that company and active employees. Although the plan does not provide for the amounts to be paid to employees upon retirement, for purposes of International Accounting Standard No. 19 ("Employee Benefits"),
Sidor's obligations have been calculated based on actuarial calculations prepared assuming this plan qualifies as a defined benefit plan.

Hylsamex
--------

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement.

The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries.

The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees.

The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

(2) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)



4   Accounting policies (continued)

(m) Employee liabilities (continued)

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

(4) Social security contributions

Social security laws in force in Argentina, Mexico and Venezuela provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar, Hylsamex and Sidor make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(n) Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(o) Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

Interest income is recognized on an effective yield basis.

Income from participation account is recognized when earned according to its contractual terms (see Note 29).

(p) Cost of sales, selling expenses and general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

(q) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. At December 31, 2005, there were 297,010,812 potential shares outstanding (see Note 30; actual shares are described in Note 35 (a)).

(r) Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 34 "Financial risk management".

(s) Segment information

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others. The flat steel products segment comprises the manufacturing and marketing of flat steel products and the long steel products segment comprises the manufacturing and marketing of long steel products.

The secondary reporting format is based on a geographical location. Ternium sells its products to four main geographical areas: South and Central America, North America, Europe and Other.


                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)



5  Segment information

Primary reporting format - business segments

                                              Flat steel   Long steel
                                               products     products     Other     Unallocated     Total
                                            ---------------------------------------------------------------

   Year ended December 31, 2005

   Net sales                                  3,570,414      625,368      251,898      -         4,447,680
   Cost of sales                             (1,925,163)    (382,325)    (163,356)      -       (2,470,844)
                                            ------------ ------------ ------------ ----------- -------------
   Gross profit                               1,645,251      243,043       88,542      -         1,976,836

   Capital expenditures - PP&E                  208,772       14,587      -            -           223,359
   Depreciation - PP&E                          267,975       32,604        1,387      -           301,966

   Segment assets
   Inventories, net                             859,270      126,536       14,313      -         1,000,119
   Trade receivables, net                       363,573       74,925       34,262      -           472,760
   PP&E, net                                  4,653,192      749,305       61,374      -         5,463,871
   Other assets                                  -            -           -         1,723,231    1,723,231

   Segment liabilities                        1,566,451      193,247       31,117   3,293,247    5,084,062


                                             Flat steel
                                              products     Trading       Other     Unallocated     Total
                                            ------------ ------------ ------------ ----------- -------------
   Year ended December 31, 2004

   Net sales                                  1,266,197      325,227        7,501         -      1,598,925
   Cost of sales                               (647,815)    (312,447)      (4,742)        -       (965,004)
                                            ------------ ------------ ------------ ----------- -------------
   Gross profit                                 618,382       12,780        2,759         -        633,921

   Capital expenditures - PP&E                   83,763          -           -            -         83,763
   Depreciation - PP&E                           92,596           86         -            -         92,682

   Segment assets
   Inventories, net                              233,624      20,100          562         -        254,286
   Trade receivables, net                        111,945      58,877          783         -        171,605
   PP&E, net                                   1,244,294         397         -            -      1,244,691
   Investment in Amazonia                        309,195         -           -            -        309,195
   Other assets                                  468,673      95,047         -     103,133         666,853

   Segment liabilities                           635,461     143,629         -      95,689         874,779


                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)



5 Segment information (continued)

                                             Flat steel
                                              products     Trading     Other (ii)  Unallocated     Total
                                            ------------ ------------ ------------ ----------- -------------
   Year ended December 31, 2003

   Net sales                                   955,591       98,261        2,714           -     1,056,566
   Cost of sales                              (576,368)     (93,276)      (2,076)          -      (671,720)
                                            ------------ ------------ ------------ ----------- -------------
   Gross profit                                379,223        4,985          638           -       384,846

   Capital expenditures - PP&E                  26,014           -            -            -        26,014
   Depreciation - PP&E                          81,720           29           -            -        81,749

   Segment assets
   Inventories, net                            140,754        3,167          386           -       144,307
   Trade receivables, net                       81,504       26,922           30           -       108,456
   PP&E, net                                 1,275,477          222           -            -     1,275,699
   Investment in Amazonia                      151,543           -            -            -       151,543
   Other assets                                360,492       37,888           -      108,503       506,883

   Segment liabilities                         795,102       52,982           -       86,719       934,803

(ii) Includes sales of pig iron made by Siderar

Secondary reporting format - geographical segments

Allocation of net sales is based on the customers' location. Allocation of assets and capital expenditures is based on the assets' location.

Ternium's subsidiaries operate for four main geographical areas. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.


                                                    South and
                                                     Central       North
                                                     America      America     Europe        Other       Total
                                                   ------------ ----------- ------------ ----------- ------------

Year ended December 31, 2005
Net sales                                            2,805,214    1,290,353     270,496       81,617   4,447,680
Segment assets.
Trade receivables                                       64,837      335,795      68,050        4,078     472,760
Property, plant and equipment                        3,409,045    2,054,687         139       -        5,463,871

Depreciation - PP&E.                                   249,808       52,132          26       -          301,966
Capital expenditures - PP&E                            180,867       42,473          19       -          223,359

Year ended December 31, 2004
Net sales                                            1,123,692      230,829     212,373       32,031   1,598,925
Segment assets.
Trade receivables                                       50,956       42,563      77,581          505     171,605
Property, plant and equipment                        1,244,428           93         170       -        1,244,691

Depreciation - PP&E.                                    92,626           25          31       -           92,682
Capital expenditures - PP&E                             83,763                                            83,763

Year ended December 31, 2003
Net sales                                              713,265       86,618     184,033       72,650   1,056,566
Segment assets
Trade receivables                                       35,529        7,744      63,930        1,253     108,456
Property, plant and equipment                        1,275,542           29         128                1,275,699

Depreciation - PP&E                                     81,720            7          22       -           81,749
Capital expenditures - PP&E                             26,014                                            26,014


                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


6        Cost of sales

                                                                       Year ended December 31,
                                                          ---------------------------------------------------
                                                                 2005               2004           2003
                                                          ---------------------------------------------------

Inventories at the beginning of the year                            254,286         144,307          109,966
Acquisition of business - Amazonia                                  284,676           -                -
Acquisition of business - Hylsamex                                  345,053           -                -
Plus: Charges for the year
Raw materials and consumables used and other movements            1,607,002         781,337          453,590
Services and fees                                                   114,115          42,277           37,782
Labor cost                                                          283,775          89,362           68,053
Depreciation of property, plant and equipment                       279,480          89,836           78,996
Amortization of intangible assets                                    10,488           5,400            2,871
Maintenance expenses                                                207,242          62,488           57,888
Office expenses                                                       5,174           1,145            1,214
Freight and transportation                                           41,457          18,746           14,574
Insurance                                                               814             815              607
Provision for obsolescence                                            7,927            -               -
Recovery from sales of scrap and by-products                       (35,266)        (23,315)         (13,714)
Others                                                               64,740           6,892            4,200
Less: Inventories at the end of the year                        (1,000,119)       (254,286)        (144,307)
                                                          -------------------- ------------- ----------------
                                                                  2,470,844         965,004          671,720
                                                          -------------------- ------------- ----------------

7        General and administrative expenses

                                                                        Year ended December 31,
                                                          ---------------------------------------------------
                                                                2005             2004             2003
                                                          -------------------- ------------- ----------------

Services and fees                                                   40,471           12,479            9,117
Labor cost                                                         119,822           15,105           17,159
Depreciation of  property plant and equipment                       22,486            2,846            2,753
Amortization of intangible assets                                    3,308              440              438
Maintenance and expenses                                             7,564            2,162            1,452
Taxes                                                               35,787           17,977           13,665
Office expenses                                                     21,147            1,346            1,155
Donations                                                            3,242            1,061            1,767
Insurance                                                            4,410              529              685
Others                                                              10,994            4,483            3,366
                                                           ---------------- ---------------------------------
                                                                   269,231           58,428           51,557
                                                           ---------------- ---------------------------------


8        Selling expenses

                                                                        Year ended December 31,
                                                          ---------------------------------------------------
                                                                2005             2004             2003
                                                          ---------------------------------------------------

Services and fees                                                   13,237            3,249            3,582
Labor cost                                                          22,578            9,144            9,271
Amortization of intangible assets                                      643              670              421
Office expenses                                                      6,229              194              240
Freight and transportation                                         198,657           42,354           46,257
Taxes                                                                9,321            3,934            2,251
Others                                                               1,297              979              764
                                                          -------------------- ------------- ----------------
                                                                   251,962           60,524           62,786
                                                          -------------------- ------------- ----------------


                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


9   Labor costs (included in cost of sales, selling expenses and general and administrative expenses)

                                                                        Year ended December 31,
                                                          ---------------------------------------------------
                                                                2005             2004             2003
                                                          -------------------- ------------- ----------------
Wages, salaries and social security costs                          361,250          104,268           83,087
Termination benefits                                                40,364            7,969           10,419
Pension benefits - defined benefit plans (Note 26 (i))              24,561            1,374              977
                                                          -------------------- ------------- ----------------
                                                                   426,175          113,611           94,483
                                                          -------------------- ------------- ----------------

10  Other operating  expenses, net

                                                                        Year ended December 31,
                                                          ---------------------------------------------------
                                                                2005             2004             2003
                                                          -------------------- ------------- ----------------
(i)  Other operating income
     Others                                                          6,543              502               75
                                                          -------------------- ------------- ----------------
     Total other operating income                                    6,543              502               75
                                                          -------------------- ------------- ----------------

(ii) Other operating  expenses
     Provision for impairment- trade receivables                    (1,853)          (1,093)          (6,025)
     Recovery of provision for impairment- trade
      receivables                                                    4,320            3,419            4,701
     Provision for  legal claims and other matters                 (13,586)          (2,714)          (3,975)
     Others                                                         (4,558)            (912)            (497)
                                                          -------------------- ------------- ----------------
     Total other operating expenses                                (15,677)          (1,300)          (5,796)
                                                          -------------------- ------------- ----------------
(iii)Derecognition of property, plant & equipment (a)              (54,348)               -                -
                                                           ---------------- ---------------------------------
      Total other operating expenses, net                          (63,482)            (798)          (5,721)
                                                          -------------------- ------------- ----------------


     (a) After the  acquisition  of Hylsamex  described in Note 3, the Company's management decided to abandon one of Hylsamex's mills and, accordingly, the net carrying amount of such mill has been charged to income for the year.

11       Financial (expenses) income, net

                                                                        Year ended December 31
                                                           --------------------------------------------------
                                                                2005             2004             2003
                                                           ---------------- ---------------- ----------------
 Interest expense                                                 (81,608)         (18,257)         (39,980)
 Interest income                                                    32,324            8,911            6,036
 Net foreign exchange transaction gains and change in fair
 value of derivative instruments                                  (28,828)            9,845           37,787
 Bank commissions and other bank charges                          (10,015)          (1,506)          (1,719)
 Income from Participation Account (i)                              44,050          203,429           73,913
 Loss from Participation Account (i)                             (265,207)            -               -
 Others                                                            (1,452)            (133)            (431)
                                                           ---------------- ---------------- ----------------
 Financial (expenses) income, net                                 (310,736)         202,289           75,606
                                                           ---------------- ---------------- ----------------

  (i)   Until  February 15, 2005, the Company  accounted for its  investment in Amazonia under the equity method of accounting.  Thus, income arising from the Participation  Account Agreement  described in Note 29 has been recorded under Income from  Participation Account within  Financial  income,  net. Upon  conversion of the Amazonia  Convertible  Debt Instrument on February 15, 2005, the Company  acquired  control over
        Amazonia and began accounting for such investment on a consolidated  basis.  Accordingly,  income resulting from Ternium's  share of the  Participation  Account has been offset against  Amazonia's  loss for the same concept and shown net under Loss from Participation Account line item.

12   Equity in earnings of associated companies

                                                                          Year ended December 31,
                                                               ----------------------------------------------
                                                                   2005            2004             2003
                                                               -------------    ------------    -------------
  Equity in earnings of associated companies (Note 16)               21,524          60,908          148,162
  Impairments (i) (Note 16)                                               -         148,293         (37,912)
                                                               -------------    ------------    -------------
  Equity in earnings of associated companies                         21,524         209,201          110,250
                                                               -------------    ------------    -------------

  (i)  The accumulated impairment loss over the Company's investment in Amazonia at December 31, 2003 (totaling
       USD 148,293) was fully reversed in fiscal year 2004.

                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


13       Tax charge

Income tax

Income tax expense for each of the years presented is as follows

                                                                             Year ended December 31,
                                                                   ---------------------------------------------
                                                                        2005           2004           2003
                                                                   -------------- -------------- ---------------
Current tax                                                             (243,482)      (209,147)       (60,625)
Deferred tax (Note 25)                                                    24,990         31,661        (33,462)
                                                                   -------------- -------------- ---------------
                                                                        (218,492)      (177,486)       (94,087)
                                                                   -------------- -------------- ---------------

Income tax expense for the years ended December 31, 2004 and 2003 differed from the amount computed by applying the statutory incometax rate in force in each country in which the company operates to pre-tax income as a result of the following:


                                                                             Year ended December 31,
                                                                   ---------------------------------------------
                                                                        2005           2004           2003
                                                                   -------------- -------------- ---------------
Income before income tax                                                1,291,305        925,661        450,638

Income tax expense at statutory tax rate                                  271,953        179,827         94,727
Non taxable income                                                        (70,115)        (2,341)        (1,289)
Non deductible expenses                                                    19,196           -               649
Utilization of previously unrecognized tax losses                         (2,542)           -                -
                                                                   -------------- -------------- ---------------
Income tax expense                                                        218,492        177,486         94,087
                                                                   -------------- -------------- ---------------


14       Property, plant and equipment, net


                                                                          Vehicles,
Year ended December 31, 2005                   Building and   roduction   furniture     Work in      Spare
                                    Land       improvements  Pequipment  and fixtures  progress      parts       Total
                                 ------------ -------------- ----------- ------------ ------------ ---------- -------------
Cost
Value  at the  beginning  of the
 year                                 23,427         682,576  2,217,688      141,212      36,865      16,331    3,118,099
Translation differences               (6,243)        (98,975)  (266,065)      (6,484)    (10,094)       (382)    (388,243)
Acquisition of  business   -
 Amazonia                             55,815         959,849  2,473,696       42,231      94,370        -       3,625,961
Acquisition  of  business   -
 Hylsamex                            235,479         547,183  2,881,273       68,959      49,872        -       3,782,766
Additions                                266           7,539     42,747        2,633     165,966       4,208      223,359
Disposals / Consumptions                -            (29,029)   (83,352)      (3,396)      -          (1,538)    (117,315)
Transfers                              6,252          59,808    115,457        5,379    (186,896)       -           -
                                 ------------ -------------- ----------- ------------ ------------ ---------- -------------
Values at the end of the year        314,996       2,128,951  7,381,444      250,534     150,083      18,619   10,244,627
                                 ------------ -------------- ----------- ------------ ------------ ---------- -------------

Depreciation
Accumulated  at the  beginning of
 the year                             -             (392,996)(1,368,813)    (109,797)      -          (1,802)  (1,873,408)
Translation differences               -                61,210   107,768        3,773       -              (2)     172,749
Acquisition of  business   -
 Amazonia                             -             (480,581)  (688,188)     (12,903)      -               -   (1,181,672)
Acquisition of  business   -
 Hylsamex                             -             (274,824)(1,330,310)     (48,307)      -               -   (1,653,441)
Depreciation Charge                   -              (68,442)  (221,566)     (11,801)      -            (157)    (301,966)
Disposals / Consumptions              -                14,207    39,929        1,806       -           1,040       56,982
Accumulated  at  the  end  of the
 year                                 -           (1,141,426)(3,461,180)    (177,229)      -            (921)  (4,780,756)
                                 ------------ -------------- ----------- ------------ ------------ ---------- -------------
At December 31, 2005                 314,996         987,525  3,920,264       73,305     150,083      17,698    5,463,871
                                 ------------ -------------- ----------- ------------ ------------ ---------- -------------

                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

14 Property, plant and equipment, net (continued)




                                                                          Vehicles,
                                              Building and   Production   furniture     Work in       Spare
Year ended December 31, 2004          Land    improvements   equipment    and fixtures  progress      parts        Total
                                 ------------ -------------- ----------- ------------ ------------ ---------- -------------
Cost
Values at the beginning of the
 year                                 23,856       644,233   2,233,218      141,874      29,797       14,187    3,087,165
Translation differences                 (392)      (11,212)    (36,999)      (2,346)       (585)        (263)     (51,797)
Additions                               -             -           -             970      80,386        2,407       83,763
Disposals / Consumptions                 (37)         -           -            (187)       (808)        -          (1,032)
Transfers                               -           49,555      21,469          901     (71,925)        -           -
                                 ------------ -------------- ----------- ------------ ------------ ---------- -------------
Values at the end of the year         23,427       682,576   2,217,688      141,212      36,865       16,331    3,118,099
                                 ------------ -------------- ----------- ------------ ------------ ---------- -------------
Depreciation
Accumulated at the beginning of
 the year                               -         (374,761) (1,329,670)    (105,504)       -          (1,531)  (1,811,466)
Translation differences                 -            6,439      22,525        1,576        -              30       30,570
Depreciation charge                     -          (24,674)    (61,668)      (6,039)       -            (301)     (92,682)
Disposals / Consumptions                -             -            -            170        -            -             170
                                 ------------ -------------- ----------- ------------ ------------ ---------- -------------
Accumulated at the end of the year      -         (392,996) (1,368,813)    (109,797)       -          (1,802)  (1,873,408)
                                 ------------ -------------- ----------- ------------ ------------ ---------- -------------
At December 31, 2004                  23,427       289,580     848,875       31,415      36,865       14,529    1,244,691
                                 ------------------------------------------------------------------------------------------

15        Intangible assets, net


 Year ended December 31, 2005                  Information       Mining         Goodwill          Total
                                             System Projects   Concessions
                                             ---------------- --------------- ------------- -----------------
Cost
Values at the beginning of the year                  20,547            -               -              20,547
Translation differences                              (1,767)           (603)         (5,694)          (8,064)
Acquisition of business - Amazonia                     7,465           -               -               7,465
Acquisition of business - Hylsamex                    11,172        127,101            -             138,273
Additions                                             21,144            436         405,388          426,968
Disposals                                               (77)           -               -                 (77)
                                             ---------------- --------------- ------------- -----------------
Values at the end of the year                         58,484        126,934         399,694          585,112
                                             ---------------- --------------- ------------- -----------------
Amortization
Accumulated at the beginning of the year            (10,498)           -               -             (10,498)
Translation differences                                  806           -               -                 806
Acquisition of business - Amazonia                   (2,906)           -               -              (2,906)
Acquisition of business - Hylsamex                   (5,193)           -               -              (5,193)
Amortization charge                                 (10,115)         (4,324)           -             (14,439)
                                             ---------------- --------------- ------------- -----------------
Accumulated at the end of the year                  (27,906)         (4,324)           -             (32,230)
                                             ---------------- --------------- ------------- -----------------
At December 31, 2005                                  30,578        122,610         399,694          552,882
                                             ---------------- --------------- ------------- -----------------

                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


15 Intangible assets, net (continued)

 Year ended December 31, 2004                                     Information
                                                                System Projects
                                                              ------------------
Cost
Values at the beginning of the year                                     12,055
Translation differences                                                   (308)
Additions                                                                8,800
                                                              ------------------
Values at the end of the year                                           20,547
                                                              ------------------
Amortization
Accumulated at the beginning of the year                                (4,074)
Translation differences                                                     86
Amortization charge                                                     (6,510)
                                                              ------------------
Accumulated at the end of the year                                     (10,498)
                                                              ------------------
At December 31, 2004                                                    10,049
                                                              ------------------



16       Investments in associated companies, net

                                                     Year ended December 31,
                                                    ---------------------------
                                                        2005          2004
                                                    ---------------------------
At the beginning of  the year                            309,318       151,672
Translation adjustment                                    (3,554)      (51,555)
Equity in earnings  of associated companies               21,524        60,908
Consolidation of Amazonia (see Note 3)                  (318,166)         -
Impairments (Note 12)                                        -         148,293
                                                    ------------- -------------
At the end of  the year                                    9,122       309,318
                                                    ------------- -------------



The principal associated companies, all of which are unlisted, are:

                                                        Percentage of ownership
                                         Country of        at December 31,           Value at December 31,
               Company                  incorporation     2005        2004            2005          2004
-------------------------------------- ----------------- --------- -------------  -------------- -------------
Matesi Materiales Siderurgicos S.A.(1)  Venezuela         26.49%         -           9,002             -
Consorcio Siderurgia Amazonia Ltd.(2)   Cayman Islands      -          31.03%          -           309,195
Compania Afianzadora de Empresas
 Siderurgicas S.G.R (3)                 Argentina         21.81%       19.74%          120             123
                                                                                  -------------- -------------
                                                                                     9,122         309,318
                                                                                  -------------- -------------

(1)      Indirectly through the participation of Sidor (49.8%).
(2)      Indirectly  through the participation of Prosid Investments S.C.A.  (21.14%),  IS (5.81%) and Tamsider
         (14.49%).  Total voting rights held: 41.44%.
(3)      Indirectly through the participation of Siderar (38.89%). Total voting rights held: 38.89%.

                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


16 Investments in associated companies, net (continued)

The equity investment in Amazonia at December 31, 2004 has been valued using the financial  statements of that company at that date. The accompanying table shows summarized financial information of Amazonia at December 31, 2004.

                                                                                              ------------------
                                                                                                As of December
                                                                                                  31, 2004
                                                                                              ------------------
Non-current assets                                                                                    1,775,801
Current assets                                                                                          881,875
                                                                                              ------------------
Total assets                                                                                          2,657,676
                                                                                              ------------------

Shareholders' equity                                                                                    746,157
Minority interest                                                                                       595,912
                                                                                              ------------------
Total shareholders' equity                                                                            1,342,069
                                                                                              ------------------

Non-current liabilities                                                                                 693,640
Current liabilities                                                                                     621,967
                                                                                              ------------------
Total liabilities                                                                                     1,315,607
                                                                                              ------------------


                                                                                                ----------------
                                                                                                  Year ended
                                                                                                  December 31,
                                                                                                     2004
                                                                                                ----------------
Net sales                                                                                             1,914,308
Income tax and asset tax expense                                                                        (8,342)
Net income for the year attributable to equity holders                                                  146,324
Net income for the year attributable to minority interest                                               116,999


17       Other investments, net - non-current

                                                                                        As of  December 31,
                                                                                     --------------------------
                                                                                         2005         2004
                                                                                     --------------------------
Amazonia convertible debt instrument (Note 29)                                               -        127,576
Time deposits with related parties (i)                                                    10,450       11,171
Guarantee fund Compania Afianzadora de Empresas Siderugicas S.G.R. (ii)                    3,402        3,949
Other                                                                                        243        7,874
Provision for impairment of other investments (Note 23 (i))                               (1,488)      (2,001)
                                                                                     --------------------------
 Total                                                                                    12,607      148,569
                                                                                     --------------------------

(i) Time deposits with related parties

The Company holds a savings fund denominated in U.S.  dollars.  Withdrawal of investments  before certain dates is subject to penalties on amounts invested.

(ii) Guarantee fund Compania de Empresas Siderurgicas S.G.R.

Corresponds to the Company's  portion of the risk funds sponsored by Compania  Afianzadora de Empresas  Siderurgicas
SGR, which acts as guarantor of third parties' debts.


                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


18 Receivables, net - non-current

                                                                                               As of December 31,
                                                                                           ---------------------------
                                                                                               2005          2004
                                                                                           ---------------------------
       Related parties                                                                           39,285        12,293
       Employee advances and loans                                                                6,323         1,516
       Trade receivables                                                                          3,474         3,404
       Employee receivables from sale of fixed assets                                             1,729         1,861
       Others                                                                                        76           113
       Provision for impairment - receivables (Note 23 (i))                                     (3,024)       (3,404)
                                                                                           ------------- -------------
                                                                                                 47,863        15,783
                                                                                           ------------- -------------

19       Receivables - current

                                                                                               As of December 31,
                                                                                           ---------------------------
                                                                                               2005          2004
                                                                                           ------------- -------------
            Value added tax                                                                      55,326       -
            Asset tax                                                                            60,312       -
            Prepaid taxes                                                                         2,894         2,534
            Employee advances and loans                                                           5,943         1,919
            Advances to suppliers                                                                58,839        11,815
            Expenses paid in advance                                                             15,172           688
            Government tax refunds on exports                                                    36,425         6,534
            Receivables with related parties                                                     35,548       160,230
            Other                                                                                20,843        24,979
                                                                                           ------------- -------------
                                                                                                291,302       208,699
                                                                                           ------------- -------------

20       Inventories, net

                                                                                               As of December 31,
                                                                                           ---------------------------
                                                                                               2005          2004
                                                                                           ---------------------------
       Raw materials, materials and spare parts                                                578,088      125,711
       Goods in process                                                                        282,358       71,228
       Finished goods                                                                          192,492       69,871
       Provision for obsolescence (Note 24 (i))                                                (52,819)     (12,524)
                                                                                           ---------------------------
                                                                                             1,000,119      254,286
                                                                                            ---------------------------

21       Trade receivables, net

                                                                                                 As of December 31,
                                                                                             --------------------------
                                                                                                  2005          2004
                                                                                             ------------- -------------
 Current accounts                                                                               487,952       169,180
 Trade receivables with related parties                                                          14,659        13,179
 Provision for impairment - trade receivables (Note 24 (i))                                     (29,851)      (10,754)
                                                                                             ------------- -------------
                                                                                                472,760       171,605
                                                                                             ------------- -------------



                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

22 Cash, cash equivalents and other investments

                                                                                      As of December 31,
                                                                                -------------------------------
                                                                                     2005            2004
                                                                                --------------- ---------------
(i)     Other investments
Trust funds with specific objective                                                      5,185          88,755
                                                                                --------------- ---------------
                                                                                         5,185          88,755
                                                                                --------------- ---------------
(ii)    Cash and cash equivalents
Cash at banks and in hand                                                              117,737          32,825
Deposits and foreign private sector bonds                                              637,243         162,050
Restricted cash                                                                         10,650             -
                                                                                --------------- ---------------
                                                                                       765,630         194,875
                                                                                --------------- ---------------

23       Provisions - non current

(i)   Deducted from assets

                                                                                                 Provision
                                                                                                for impairment
                                                                                Provision for     Other
                                                                                 Impairment-    investments -
                                                                                 Receivables     non current
                                                                               ---------------------------------
Year ended December 31, 2005
Values at the beginning of the year                                                       3,404           2,001
Translation differences                                                                     (47)            (17)
Reversals                                                                                  (333)            -
Uses                                                                                        -              (496)
                                                                               ---------------------------------
At December 31, 2005                                                                      3,024           1,488
                                                                               ---------------------------------

Year ended December 31, 2004
Values at the beginning of the year                                                       6,894           2,035
Translation differences                                                                     (71)            (34)
Reversals                                                                                (3,419)            -
                                                                               ---------------------------------
At December 31, 2004                                                                      3,404           2,001
                                                                               ---------------------------------


(ii)  Liabilities


                                                                                               Legal claims
                                                                                                   and
                                                                                              other matters
                                                                                            -------------------
Year ended December 31, 2005
Values at the beginning of the year                                                                     11,925
Translation differences                                                                                 (4,349)
Acquisition of business - Amazonia                                                                      37,163
Additional provisions                                                                                    9,240
Used                                                                                                      (500)
                                                                                            -------------------
At December 31, 2005                                                                                    53,479
                                                                                            -------------------

Year ended December 31, 2004
Values at the beginning of the year                                                                      9,859
Translation differences                                                                                   (173)
Additional provisions                                                                                    2,239
                                                                                            -------------------
At December 31, 2004                                                                                    11,925
                                                                                            -------------------

                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

24 Provisions - current

 (i) Deducted from assets

                                                                               Provision for
                                                                             impairment - trade    Provision for
                                                                                receivables         obsolescence
                                                                            ----------------------------------------
   Year ended December 31, 2005
   Values at the beginning of  the year                                                   10,754             12,524
   Translation differences                                                                  (418)            (1,802)
   Reversals                                                                              (3,987)               -
   Acquisition of business - Amazonia                                                      6,108             13,184
   Acquisition of business - Hylsamex                                                     24,509             24,713
   Additional provisions                                                                   1,853              7,927
   Uses                                                                                   (8,968)            (3,727)
                                                                              -------------------  -----------------
   At December 31, 2005                                                                   29,851             52,819
                                                                              -------------------  -----------------

   Year ended December 31, 2004
   Values at the beginning of  the year                                                    9,877             13,925
   Translation differences                                                                  (216)              (215)
   Reversals                                                                                -                (3,234)
   Additional provisions                                                                   1,093              2,048
                                                                              -------------------  -----------------
   At December 31, 2004                                                                   10,754             12,524
                                                                              -------------------  -----------------

(ii)  Liabilities

                                                                                            Legal claims and
                                                                                              other matters
                                                                                           --------------------
Year  ended December 31, 2005
Values at the beginning of the year                                                                        960
Translation differences                                                                                     (6)
Additional provisions                                                                                    4,346
Uses                                                                                                    (4,641)
                                                                                           --------------------
At December 31, 2005                                                                                       659
                                                                                           --------------------

Year  ended December 31, 2004
Values at the beginning of the year                                                                      1,584
Translation differences                                                                                    (19)
Additional provisions                                                                                      475
Uses                                                                                                    (1,080)
                                                                                           --------------------
At December 31, 2004                                                                                       960
                                                                                           --------------------

25       Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

The movement on the deferred income tax account is as follows:

                                                                                    Year ended December 31,
                                                                                --------------------------------
                                                                                     2005            2004
                                                                              ----------------------------------
At beginning of year                                                                 (337,473)         (374,907)
Acquisition of business - Amazonia                                                   (284,242)              -
Acquisition of business - Hylsamex                                                   (426,786)              -
Translation differences                                                                 4,449             5,773
Income statement credit                                                                24,990            31,661
                                                                                --------------- ----------------
At end of year                                                                     (1,019,062)         (337,473)
                                                                                --------------- ----------------


                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


25       Deferred income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the group's deferred tax assets and liabilities are presented below:
                                                                                          As of December 31,
                                                                                    --------------------------------
                                                                                         2005             2004
                                                                                    ---------------- ---------------
     Deferred tax assets:
     Receivables                                                                           23,217              -
     Inventories                                                                           12,708              -
     Other assets                                                                           7,941            1,638
     Tax loss carryforwards                                                                18,188           12,879
     Tax assets                                                                            79,983              -
     Provisions                                                                             9,918            4,504
     Other liabilities                                                                    124,298            9,480
                                                                                    ---------------- ---------------
     Total gross deferred tax assets                                                      276,253           28,501


     Deferred tax liabilities:

     Property, plant and equipment & Intangible Assets                                 (1,115,262)        (363,605)
     Inventories                                                                          (39,353)             (75)
     Provision                                                                            (67,915)           -
     Other                                                                                (72,785)          (2,294)
                                                                                    ---------------- ---------------
     Total gross deferred tax liabilities                                              (1,295,315)        (365,974)

                                                                                    ---------------- ---------------
     Net deferred tax liability                                                        (1,019,062)        (337,473)
                                                                                    ---------------- ---------------

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2005 and 2004, USD 29,126 and USD nil, respectively, have been classified as non-current assets and USD 1,048,188 and 337,473, respectively, have been classified as non-current liabilities.


26       Other liabilities

                                                                                               As of December 31,
                                                                                          --------------------------------
                                                                                              2005             2004
                                                                                         ---------------- ---------------
        (i) Other liabilities -  non-current

            Termination benefits                                                               3,118            2,987
            Pension benefits                                                                 177,899            6,117
            Other                                                                              6,900                -
                                                                                         ---------------- ---------------
                                                                                             187,917            9,104
                                                                                         ---------------- ---------------



 Pension benefits

The amounts recognized in the combined consolidated balance sheet are determined as follows:


                                                                                                Year ended December 31,
                                                                                                -------------------------
                                                                                                    2005        2004
                                                                                                ------------ ------------
         Present value of unfunded obligations                                                    172,394          8,558
         Unrecognized actuarial losses                                                              8,594          1,086
         Unrecognized prior service costs                                                          (3,089)        (3,527)
                                                                                                ------------ ------------
         Liability in the balance sheet                                                           177,899          6,117
                                                                                                ------------ ------------



                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


26       Other liabilities (continued)


The amounts recognized in the combined consolidated income statement are as follows:

                                                                                                   Year ended December 31,
                                                                                                  --------------------------
                                                                                                      2005         2004
                                                                                                  ------------- ------------
           Current service cost                                                                         7,227         317
           Interest cost                                                                               17,785         636
           Amortization of prior service costs                                                            443         420
           Net actuarial losses (gains) recognized in the year                                           (894)          1
                                                                                                  ------------- ------------
           Total included in labor costs                                                               24,561       1,374
                                                                                                  ------------- ------------

Movement in the liability recognized in the combined consolidated balance sheet is as follows:


                                                                                                    Year ended December 31,
                                                                                                   --------------------------
                                                                                                         2005         2004
                                                                                                   -------------- -----------
            At the beginning of the year                                                                  6,117        5,479
            Acquisition of business - Amazonia                                                           78,425        -
            Acquisition of business - Hylsamex                                                          116,860        -
            Transfers and new participants of the plan                                                  (25,153)         122
            Total expense                                                                                24,560        1,374
            Translation differences                                                                      (9,549)       -
            Contributions paid                                                                          (13,361)        (858)
                                                                                                   -------------- -----------
            At the end of year                                                                          177,899        6,117
                                                                                                   -------------- -----------


The principal actuarial assumptions used were as follows:

            Siderar                                                                                 Year ended December 31,
                                                                                                   --------------------------
                                                                                                         2005         2004
                                                                                                   --------------------------
            Discount rate                                                                            7.00 %        7.00 %
            Rate of compensation increase                                                            2.00 %        2.00 %

            Sidor                                                                                   Year ended December 31,
                                                                                                   --------------------------
                                                                                                         2005         2004
                                                                                                   --------------------------
            Discount rate                                                                           23.32 %          -
            Rate of compensation increase                                                           16.34 %          -

            Hylsamex                                                                                Year ended December 31,
                                                                                                   --------------------------
                                                                                                         2005         2004
                                                                                                   --------------------------
            Discount rate                                                                            8.67 %          -
            Rate of compensation increase                                                            4.54 %          -



                                                                                                      As of December 31,
                                                                                                   --------------------------
                                                                                                         2005         2004
                                                                                                   --------------------------
                 (ii) Other liabilities - current
                      Payroll and social security payable                                           67,639        23,135
                      Termination benefits                                                          18,966         2,163
                      Participation account                                                         90,186           -
                      Related Parties                                                                   17           -
                      Others                                                                        17,265         7,990
                                                                                                  ------------- -------------
                                                                                                   194,073        33,288
                                                                                                  ------------- -------------


                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

27       Derivative financial instruments

         Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2005 and 2004 were as follows:

                                                                                            Year ended December 31,
                                                                                          ----------------------------
                                                                                              2005          2004
                                                                                          ------------- --------------
      Contracts with positive fair values:

      Forward foreign exchange contracts                                                         86               -
      Interest rate Swap contracts                                                            5,316               -
                                                                                          ------------- --------------
                                                                                              5,402              -
                                                                                          ------------- --------------



                                                                                            Year ended December 31,
                                                                                          ----------------------------
                                                                                              2005          2004
                                                                                          ------------- --------------
      Contracts with negative fair values:

      Forward foreign exchange contracts                                                            -        (5,956)
                                                                                          ------------- --------------
                                                                                                    -        (5,956)
                                                                                          ------------- --------------


Derivative financial instruments breakdown are as follows:

Exchange rate derivatives

                                                                                                      Fair value at December 31,
                                                                                                    --------------------------------
                                                                         Notional amount
                                                                        at December 31, 2005
                       Currencies           Contract                    (in USD thousands)               2005             2004
                    -------------------  ----------------------------- ------------------------ -------------------  ---------------
                    USD/EUR              Euro forward sales                        1,400                  86           (5,622)

                    USD/GBP              Pound Sterling forward sales                 -                    -             (334)
                                                                                                    ---------------  ---------------
                                                                                                          86           (5,956)
                                                                                                    ---------------  ---------------


Interest rate swaps

On September 1, 2005, III BVI entered into a USD 250 million interest rate swap agreement with Citibank N.A., New York to manage the impact of the floating interest rate changes on the Ternium Credit Facility by setting the interest rate to 4.235% per annum. This interest rate swap is due on August 22, 2010 and provides for semi-annual payments on February 22 and August 22 of each year, commencing on August 22, 2006 through and including the termination date. The notional amount and schedule of payments provided by this agreement are as follows:


                   Calculation period
---------------------------------------------------------                    Notional amount
     From and including             To but excluding                        (USD thousands)
-----------------------------   -------------------------                  -------------------
February 22, 2006               August 22, 2006                                       250,000
August 22, 2006                 February 22, 2007                                     226,250
February 22, 2007               August 22, 2007                                       201,250
August 22, 2007                 February 22, 2008                                     176,250
February 22, 2008               August 22, 2008                                       148,750
August 22, 2008                 February 22, 2009                                     121,250
February 22, 2009               August 22, 2009                                        93,750
August 22, 2009                 February 22, 2010                                      66,250
February 22, 2010               August 22, 2010                                        33,750

                                TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


27 Derivative financial instruments (continued)

In addition,  on September 1, 2005,  Siderar entered into two interest rate swap agreements with JP Morgan Chase Bank N.A. and
Deutsche Bank AG with a notional  amount of USD 100 million each to manage its exposure to changes in market rates  associated with the Siderar Credit  Facility by setting the interest rate to 4.18% and 4.20% per annum,  respectively.  These interest rate swaps are due on August 22, 2008 and provide for  semi-annual  payments on February 22 and August 22 of each year,  commencing on August 22, 2006  through and including the termination date. The notional amount and schedule of payments provided by these agreements are as follows:

                      Calculation period
    --------------------------------------------------------                    Notional amount
         From and including            To but excluding                         (USD thousands)
    -----------------------------  -------------------------                   -------------------
    February 22, 2006              August 22, 2006                                        100,000
    August 22, 2006                February 22, 2007                                       80,000
    February 22, 2007              August 22, 2007                                         60,000
    August 22, 2007                February 22, 2008                                       40,000
    February 22, 2008              August 22, 2008                                         20,000


28       Borrowings

                                                                                                         Year ended
                                                                                                        December 31,
                                                                                                 ---------------------------
                                                                                                    2005           2004
                                                                                                 ------------  -------------
            (i)     Non-current
            Bank borrowings                                                                        1,810,910          1,008
            Borrowings with related parties                                                          603,683         -
                                                                                                 ------------  -------------
                                                                                                   2,414,593          1,008
            Less: debt issue costs                                                                   (14,715)        -
                                                                                                 ------------  -------------
                                                                                                   2,399,878          1,008
                                                                                                 ------------  -------------
            (ii)    Current

            Bank borrowings                                                                          518,629         45,628
            Others                                                                                       -              443
            Borrowings with related parties                                                            3,789         75,927
                                                                                                 ------------  -------------
                                                                                                     522,418        121,998
            Less: debt issue costs                                                                    (6,019)        -
                                                                                                 ------------  -------------
                                                                                                     516,399        121,998
                                                                                                 ------------  -------------

                                                                                                 ------------  -------------
            Total Borrowings                                                                       2,916,277        123,006
                                                                                                 ------------  -------------


The maturity of borrowings is as follows:

                                                                        Expected maturity date

                                                 ----------------------------------------------------------------------
                         At December  31, 2005    2006      2007      2008      2009      2010   Thereafter    Total((1))
                                                 ------- --------- ---------- --------- ------- ------------ ----------
                         Non-Current Debt
                         Fixed Rate                 -       83,594   21,947      1,811    1,811      35,495     144,658
                         Floating Rate              -      463,349  713,693    265,844  208,651     603,683   2,255,220

                         Current Debt
                         Fixed Rate              121,829     -         -          -         -        -          121,829
                         Floating Rate           394,570     -         -          -         -        -          394,570

                                                 ------- --------- ---------- --------- ------- ------------ ----------
                         Total                   516,399   546,943  735,640    267,655  210,462     639,178   2,916,277
                                                 ------- --------- ---------- --------- ------- ------------ ----------

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)


28       Borrowings (continued)

                                                                         Expected maturity date

                                                 ----------------------------------------------------------------------
       At December  31, 2004                       2005       2006      2007      2008     2009    Thereafter Total((1))
                                                 ------- --------- ---------- --------- ------- ------------ ----------

       Non-Current Debt

       Fixed Rate                                   -          -         -         -         -         -         -
       Floating Rate                                -             783     225      -         -         -         1,008

       Current Debt

       Fixed Rate                                 102,583      -         -         -         -         -       102,583
       Floating Rate                               19,415      -         -         -         -         -        19,415

                                                 ---------  --------- ---------  -------  -------- --------------------
        Total                                      121,998        783     225      -         -         -       123,006
                                                 ---------  --------- ---------  -------  -------- --------------------

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.


During March 2003, Siderar signed an agreement with its creditors which allowed Siderar to modify certain conditions of its financial debt (principally the extension of the original loans terms) for a total of USD 473.6 million. As a result of this agreement, Siderar made an initial payment of USD 85.0 million corresponding to 17.95% of the restructured debt. The remaining debt balance (New Bank Debt) at March 18, 2003 consisted of "New Trade Facility" for a total of USD 309.3 million and a "New FRN Facility" for a total of USD 79.0 million.

During 2004, the Company settled all the outstanding balances of the New Trade Facility and the New FRN Facility, and at the same time the guarantees and restrictions imposed by the financing contracts were released.

The weighted average interest rates - which incorporate instruments denominated in various currencies - at the balance sheet date were as follows:


                                                                                              December 31,
                                                                                         -----------------------
                                                                                            2005        2004
                                                                                         ----------- -----------
Bank borrowings                                                                               6.08%       2.25%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 2005 and 2004, respectively.

Breakdown of long-term borrowings by currency is as follows:

Bank borrowings

       Currency      Interest rates                                                                 December 31,
       ------------- ------------------------------------------------------------------------  ------------------------
                                                                                                  2005         2004
                                                                                               ------------  ----------
       USD           Variable                                                                    2,200,543      18,091
       USD           Fixed                                                                         609,293     102,583
       EUR           Variable                                                                       -            2,332
       EUR           Fixed                                                                             404       -
       ARS           Fixed                                                                              55       -
       MXN           Variable                                                                       64,822       -
       VEB           Fixed                                                                          41,160       -
                                                                                               ------------  ----------
       Total bank borrowings                                                                     2,916,277     123,006
                                                                                               ------------  ----------

EUR: Euro; ARS: Argentine pesos; MXN: Mexican pesos; VEB: Venezuelan Bolivar

                                  TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

29 Contingencies, commitments and restrictions on the distribution of profits

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium's combined consolidated financial position or results of operations.

(i)      Consorcio Siderurgia Amazonia, Ltd.- Debt restructuring process

The financial restructuring of Sidor and Amazonia, which concluded during 2003 (the "2003 Restructuring"), entailed the termination of certain guarantees and commitments to further finance Amazonia and Sidor that Ternium had entered into as a result of the privatization of Sidor and previous restructuring agreements. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include pledges over all of Amazonia's existing shares and shares of Sidor held in its possession, which were released in July 2005.

During 2003, as part of the 2003 Restructuring, Ternium acquired a 64.31% equity stake in Ylopa, a special purpose vehicle incorporated in Madeira, created to support Sidor and Amazonia in their financial restructuring. The acquisition was made by means of an aggregate cash contribution of USD 135 million (USD 94 million contributed by the majority shareholders of the Company and USD 41 million contributed by the minority shareholders), primarily in the form of debt. As a result of the consummation of the 2003 Restructuring, Ylopa: (a) became Sidor's creditor (in a "Participation Account Agreement") of a loan bearing interest at an annual rate of 8%, payable if and when Sidor reaches certain financial goals, and (b) received debt instruments of Amazonia, convertible into 67.4% of the common stock of Amazonia at Ylopa's option ("the Amazonia convertible debt instrument"). Such convertible debt instrument was accounted for at cost.

The Amazonia convertible debt instrument was convertible into Amazonia's common stock as from February 2005, but the option had to be exercised in a specific 15-day period during that month. Otherwise, the holders of the Amazonia convertible debt instrument would not be able to exercise the conversion option until February 2006. This conversion scheme was applicable every year until maturity. On February 3, 2005 Ylopa exercised its option to convert its convertible debt instrument into Amazonia's common stock. As a result of this conversion, Ternium's indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. With the increase in equity ownership of Amazonia to 53.47%, the Company has effective control.

As a result of the Participation Account Agreement described above, Ternium recognized a gain of USD 203.4 million and USD 73.9 million during the years ended December 31, 2004 and 2003, respectively, representing the amounts of the rights to receive the compensation payable for its participation in Sidor's 2003 restructuring according to the terms of the agreement. Such compensation in the form of cash payments has been distributed on a semi-annual basis since October 2003. As from January 2005, Sidor began making those cash payments on a quarterly basis. This agreement has a term of 14 years, or until the fiscal year prior to the date of the settlement in full of certain bank borrowings (BANDES) due by Sidor. Also, it was agreed that any such compensation collected by Ylopa in excess of the accumulated amount of USD 324 million, must be transferred to Amazonia., while Corporacion Venezolana de Guayana ("CVG") is not subject to any limitation to its entitlement. During the three-month period ended March 31, 2005, the accumulated compensation payable for the participation in Sidor's 2003 restructuring reached the cap.

As of December 31, 2005, the Participation Agreement provides that 40.27% of the compensation payable by Sidor goes to the Venezuelan Government and the remaining goes to Amazonia. These percentages are equal to the equity participation of the Venezuelan Government and Amazonia in Sidor.

(ii) Consorcio Siderurgia Amazonia Ltd .- PDVSA-Gas C.A.  claim

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor's favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2005, Sidor's potential exposure under this litigation amounted to USD94.3 million.

                           TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

29 Contingencies, commitments and restrictions on the distribution of profits (continued)


(iii) Consorcio Siderurgia Amazonia Ltd .- Pension plan

The Venezuelan Supreme Court of Justice has recently ruled in favor of increasing the benefits payable to retired employees of a Venezuelan company. This ruling is only binding on the parties to the litigation and Sidor has not received any claims in this regard. The Company analyzed the ruling's legal grounds and the case's facts and circumstances, and concluded that it is not probable that Sidor be subject to additional obligations in this respect. In the event that a potential claim by the participants of Sidor's pension plan be successful, the Company estimates that the maximum loss would be approximately USD 56 million.

(iv)   Tax claims

(a)      Siderar.  AFIP - Income tax claim for fiscal years 1995 to 1999

The Administracion Federal de Ingresos Publicos ("AFIP" - the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 20.4 million.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, based on existing evidence and the work performed by the Tax Authorities, the Company would likely obtain a favorable ruling.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 from USD 16.6 million to USD 3.1 million and instructing the recalculation of taxes in accordance with this ruling. Based on the above, the Company recognized a provision amounting to USD 4.6 million as of December 31, 2005 as management considers there is a probable outflow of benefits.

(b) Amazonia

At December 31, 2004, Sidor recorded a provision for a total amount of USD 23.2 million in connection with tax matters. Among these claims, the most significant is the tax assessment brought by SENIAT, the Venezuelan tax and customs authority, in the third quarter of 2001, questioning the application of VAT credits arising from exports totaling USD5.2 million to offset tax liabilities. While the validity of such tax credits was not under discussion, the SENIAT questioned the application of such tax credits as payment on account of Sidor's asset tax and other tax obligations. The Group recorded a provision in an amount of USD17.5 million in connection with this claim, representing the aggregate amount that SENIAT could claim as accrued interest under the Venezuelan tax code.

(v) Commitments

The following are the Company's main off-balance sheet commitments:

(a) In March 2003, Siderar entered into an agreement with Tecpetrol under which Siderar paid USD17.3 million for the advance purchase of a total of 725 million cubic meters (up to 400 thousand daily cubic meters) of natural gas to be delivered over a period of 5 years on pricing terms that will enable it to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, Siderar will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%.

(b) Siderar entered into a contract with Tenaris, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. Tenaris detected technical problems at this facility that impeded the delivery of certain steam volume. This outsourcing contract is due to terminate in 2018.

(c) On August 20, 2004, Sidor entered into a contract with MATESI Materiales Siderurgicos S.A., for the supply of hot briquetted iron (HBI). Sidor commits to purchase 29.9% of MATESI's HBI production volume for the term of ten years. In addition, Sidor has the right to increase its proportion on MATESI's production by an extra 19.9 % until reaching a 49.8 % of MATESI's HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Sidor or MATESI object to its renewal more than a year prior to its termination.

                           TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

29 Contingencies, commitments and restrictions on the distribution of profits (continued)

(d) Siderar entered into a contract with Transportadora de Gas del Norte (TGN) for gas transportation service. TGN charges Siderar a price that is equivalent a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. Siderar pays a monthly fee for reserved cubic meter (1,070 thousands m3/day), either it uses it or not.

(e) Sidor's production process requires a large amount of electricity. On August 21, 1997, that company entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor's electricity needs. This contract will terminate in 2018.

(f) Sidor's production process is heavily reliant upon supplies of natural gas. Sidor buys 100% of its natural gas from PDVSA-Gas, a Venezuelan state-owned natural gas supply company. In 1997, Sidor signed a twenty-year contract with PDVSA-Gas for the supply of natural gas.

(g) In 1998, Sidor signed a contract with TAVSA Tubos de Acero de Venezuela S.A. (a Venezuelan seamless steel pipe producer subsidiary of Tenaris), under which it committed to sell up to 90,000 tons of blooms or 130,000 tons of liquid steel per year, until 2013. Purchase price varies in relation to changes in the costs of production.

(h) In 1997 Sidor entered into a twenty-year sales contract with Ferrominera del Orinoco ("FMO") under which it committed to sell, at buyer's requirements, up to 2 million tons per year of pellets to FMO. The price is based on the sale price of FMO's iron ore to Sidor plus and applicable margin. Sidor and FMO entered into an amendment of the 1997 contract on November 11, 2005. The revised contract sets the iron ore price at the lower of the price charged by FMO to its customers (other than certain newly-created state-owned steel producers) in the Venezuelan domestic market, and 80% of a market reference price (which percentage may drop to 70%). In connection with the iron ore contract, in 1997 Sidor and FMO entered into another agreement under which Sidor committed to sell, upon the request of FMO, up to 2.0 million tons per year of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus an applicable margin paid to Sidor for the production of pellets, which is determined using market references.

(i) Hylsa's production process requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energa Monterrey, S.A. de C.V. ("Iberdrola"), a Mexican subsidiary of the Spanish Company Iberdrola Energia, S.A., for the supply of a contracted electrical demand of 143.2 MW. This contract currently supplies approximately 42% of Hylsa's electricity needs with the remainder supplied by CFE, the Mexican State-owned utility. The contract with Iberdrola will terminate in 2027.

(j) Hylsamex S.A. de C.V. and subsidiaries enter into 21 long term operational leasing agreements for the rental of machinery, materials handling equipment, earth moving equipment, computers and assorted vehicles. Total amounts due, from 2006 to 2010, include USD39.1 million in leasing payments. Total loss for lease payments recorded in the year ended December 31, 2005 accounts for USD 10.2 million.

Future minimum lease payments under non-cancellable operating leases are as follows:

                              Year         USD Thousands

                        2006                       14,506
                        2007-2010                  24,552
                                          ----------------
                        Total                      39,058
                                          ----------------

(k) On October 24, 2003, Ternium's subsidiary Siderar, together with Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporate certain take-or-pay conditions, Siderar committed to purchase up to 400 million cubic meters of gas during the life of the four year contract, expiring at the end of 2006 at a price to be negociated by the parties on an annual basis. At December 31, 2004, the parties to the joint agreement fulfilled the purchase commitments originated therein, as a result of which all outstanding obligations resulting from the take-or-pay provisions have ceased to exist.

                           TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

29 Contingencies, commitments and restrictions on the distribution of profits (continued)

(vi) Restrictions on the distribution of profits

Under  Luxembourg  law, at least 5% of net income per year  calculated  in
accordance  with  Luxembourg  law and  regulations   must be allocated to a
reserve until such reserve has reached an amount equal to 10% of the share capital.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated combined financial statements may not be wholly distributable.

Shareholders'  equity  under  Luxembourg  law  and  regulations   comprises  the
following captions (amounts in USD thousands):

                                                                        At December
                                                                          31,2005
                                                                      ----------------
       Share capital                                                        1,396,552
       Legal reserve                                                          139,655
       Distributable reserves                                                 279,581
       Non distributable reserves                                             980,018
       Accumulated deficit at January 1, 2005                                     (12)
       Profit for the year                                                    107,624
                                                                      ----------------
       Total shareholders equity under Luxembourg GAAP                      2,903,418
                                                                      ----------------

30       Earnings per share

On December 30, 2004, the Company converted the currency in which its share capital is expressed from EUR to USD. The share capital of EUR 31,000, represented by 31 shares of EUR 1,000 nominal value each, was converted into USD 41,471.80, represented by 31 shares of no nominal value. On June 17, 2005, the share capital of the Company was restructured by setting the nominal value per share at USD 1 and dividing the 31 issued shares into 41,471 shares of USD 1 nominal value each, and further transferring USD 0.80 to the share premium account of the Company.

On June 29, 2005, ISL contributed all of its assets (including 41,470 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this contribution, the 41,470 shares contributed by ISL to the Company were cancelled and the Company's issued share capital was increased to USD 959,482,776 represented by 959,482,776 shares of 1 USD nominal value each.

On September 15, 2005, ISL made a second contribution of all of its assets (including 750,021,919 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company's issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.

As mentioned in Note 1, in October 2005, Usiminas exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items for 227,608,254 new shares of the Company. Upon the consummation of this exchange the capital was increased to USD 1,396,552, represented by 1,396,551,887 shares of 1 USD nominal value each.

The Company's combined earnings per share for the years ended December 31, 2004 and 2003 have been calculated based on the assumption that 1,168,943,632 shares were issued and outstanding in each period. For fiscal year 2005, the weighted average of shares outstanding totaled 1,209,476,609 shares.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares assumes that 1,168,943,632 shares were issued and outstanding as of January 1, 2003. Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans on the date each one was entered into.

                           TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

30 Earnings per share (continued)

                                                            2005              2004             2003
                                                      -----------------------------------------------------
Profit attributable to equity holders of the Company            704,406           457,339          218,215
Weighted average number of ordinary shares in issue       1,209,476,609     1,168,943,632    1,168,943,632
Basic earnings per share (USD per share)                           0.58              0.39             0.19
Diluted earnings per share (USD per share)                         0.54              0.39             0.19


31       Related party transactions

The Company is controlled by San Faustin, which at December 31, 2004 indirectly owned 100% of Ternium's shares and voting rights. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Island Corporation. For commitments with Related Parties see Note 29.

The following transactions were carried out with related parties:

                                                                                  Year ended December 31,
                                                                            ------------------------------------
                                                                                 2005                 2004
                                                                            ---------------      ---------------
(i)     Transactions

(a)    Sales of goods and services

Sales of goods to other related parties                                             36,978               23,665
Sales of services to associated parties                                              2,905               12,751
Sales of services to other related parties                                           5,636                1,399
                                                                            ---------------      ---------------
                                                                                    45,519               37,815
                                                                            ---------------      ---------------
(b)    Purchases of goods and services
Purchases of goods from associated parties                                          85,636              293,353
Purchases of goods from other related parties                                       71,205               68,826
Purchases of services from other related parties                                    21,792               28,662
                                                                            ---------------      ---------------
                                                                                   178,633              390,841
                                                                            ---------------      ---------------
(c)  Financial results
Income with associated parties                                                      44,697              208,575
Income with other related parties                                                       89                1,745
Expenses with other related parties                                                (10,043)              (7,843)
                                                                            ---------------      ---------------
                                                                                    34,743              202,477
                                                                            ---------------      ---------------


                                                                                      At December 31,
                                                                            ------------------------------------
                                                                                 2005                 2004
                                                                            ---------------      ---------------
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services
Receivables from associated  parties                                                71,317               94,401
Receivables from other related parties                                              18,175               91,301
Payables to associated parties                                                     (13,644)             (78,325)
Payables to other related parties                                                  (17,914)             (40,359)
                                                                            ---------------      ---------------

                                                                                  (57,934)               67,018
                                                                            ---------------      ---------------
(b) Other investments
                                                                            ---------------      ---------------
Time deposit                                                                        10,450               11,171
                                                                            ---------------      ---------------

(c) Other balances
Trust fund with other related parties (Note 22)                                      5,185               88,755
Amazonia convertible debt instrument (Note 17)                                         -                127,576
Other                                                                                  -                  7,874
                                                                            ---------------      ---------------
                                                                                     5,185              224,205
                                                                            ---------------      ---------------
(d) Financial debt
                                                                            ---------------      ---------------
Borrowings with other related parties (Note 28)                                   (607,472)             (75,927)
                                                                            ---------------      ---------------

                           TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

(iii) Officers and Directors' compensation

The aggregate compensation of Officers and Directors earned during the years ended December 31, 2005 and 2004 amounts to USD 4,485 thousand and 3,050 thousand, respectively. No compensation has been determined or paid to any of its directors during 2003.


32       Cash flow disclosures

                                                                                               Year ended December 31,
                                                                                          2005         2004          2003
                                                                                      ------------ -------------  ------------
             (i)  Changes in working capital (i)
                  Inventories                                                             (133,995)    (114,686)      (19,416)
                  Receivables and prepayments                                                3,103     (138,248)      (73,631)
                  Trade receivables                                                         97,814      (55,273)       22,341
                  Other liabilities                                                         46,117       10,233        12,163
                  Trade payables                                                            41,381       93,304         2,881
                                                                                      ------------ -------------  ------------
                                                                                            54,420     (204,670)      (55,662)
                                                                                      ------------ -------------  ------------
             (ii  Income tax accruals less payments
                  Tax accrued                                                              218,492      177,486        94,087
                  Taxes paid                                                              (262,500)     (57,276)            -
                                                                                      ------------ -------------  ------------
                                                                                           (44,008)     120,210        94,087
                                                                                      ------------ -------------  ------------
             (ii  Interest accruals less payments, net
                  Interest accrued                                                          81,608       18,257        39,980
                  Interest paid                                                            (60,256)      (9,174)      (34,552)
                                                                                      ------------ -------------  ------------
                                                                                            21,352        9,083         5,428
                                                                                      ------------ -------------  ------------

(i) Changes in working capital are shown net of the effect of exchange rate changes.

33       Recently issued accounting pronouncements

1. IFRIC Interpretation No. 8, Scope of IFRS 2

In January 2005, IFRIC issued IFRIC Interpretation No. 8, Scope of IFRS 2 ("IFRIC 8"). The issue addressed in IFRIC 8 is whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. An entity shall apply this Interpretation for annual periods beginning on or after 1 May 2006. Earlier application is encouraged. If an entity applies this Interpretation to a period beginning before 1 May 2006, it shall disclose that fact. The Company's management estimates that the application of this Interpretation will not have a material effect on the Company's financial condition or results of operations.

2. Amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates Net Investment in a Foreign Operation

In December 2005, the International Accounting Standards Board ("IASB") issued an amendment to International Accounting Standard No. 21, "The Effects of Changes in Foreign Exchange Rates Net Investment in a Foreign Operation" ("IAS 21"). The amendment finalizes proposals that were contained in Draft Technical Correction 1 Proposed Amendments to IAS 21 Net Investment in a Foreign Operation published in September 2005 and is applicable for annual periods beginning on or after January 1, 2006. Earlier application is encouraged. The Company's management estimates that the application of this Amendment will not have a material effect on the Company's financial condition or results of operations.

3. IFRIC Interpretation No. 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

In November 2005, IFRIC issued IFRIC Interpretation No. 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies ("IFRC 7"), which provides guidance on how to apply the requirements of International Accounting Standard No. 29 ("IAS 29") in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29. An entity shall apply this Interpretation for annual periods beginning on or after 1 March 2006. Earlier application is encouraged. If an entity applies this Interpretation to financial statements for a period beginning before 1 March 2006, it shall disclose that fact. The Company's management estimates that the application of this Intepretation will not have a material effect on the Company's financial condition or results of operations.

                           TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

33       Recently issued accounting pronouncements (continued)

4. Amendment to IAS 1, Presentation of Financial Statements

In August 2005, the IASB issued an amendment to International Accounting Standard No. 1 "Presentation of Financial Statements". This amendment requires companies to disclose certain information about (a) the entity's objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such non-compliance. This document finalizes some of the proposals that were contained in Exposure Draft 7 Financial Instruments: Disclosures (ED 7) published in July 2004. The remaining proposals in ED 7 were finalized in IFRS 7 Financial Instruments: Disclosures. Entities shall apply the amendments in this document for annual periods beginning on or after 1 January 2007. Earlier application is encouraged. The Company's management estimates that the application of this Amendment will not have a material effect on the Company's financial condition or results of operations.

5.  International  Financial  Reporting  Standard No. 7, Financial  Instruments:
Disclosures

In August, 2005, the IASB issued International Financial Reporting Standard No. 7, Financial Instruments: Disclosures ("IFRS 7"). The objective of IFRS 7 is to require entities to provide disclosures in their financial statements that enable users to evaluate: (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The principles in IFRS 7 complement the principles for recognizing measuring and presenting financial assets and financial liabilities in International Accounting Standard No. 32 "Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement". An entity shall apply this IFRS for annual periods beginning on or after 1 January 2007. Earlier application is encouraged. If an entity applies this IFRS for an earlier period, it shall disclose that fact. The Company's management estimates that the application of IFRS 7 will not have a material effect on the Company's financial condition or results of operations.


34       Financial risk management

(1) Financial risk factors

Ternium's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates. Ternium's subsidiaries use derivative financial instruments to minimize potential adverse effects on Ternium's financial performance, by hedging certain risk exposures.

(i) Foreign exchange rate risk

Ternium operates in export markets and is exposed to foreign exchange rate risk arising from some currency exposures. Ternium's relevant subsidiaries use forward contracts in order to hedge their exposure to exchange rate risk primarily derived from their exports.

Ternium aims to neutralize the negative impact of fluctuations in the value of these exports currencies with respect to the U.S. dollar. However, the fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the result of these efforts as reported under IFRS.

(ii) Interest rate risk

Ternium's income and operating cash flows are substantially independent from changes in market interest rates. The Group's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk.

(iii) Concentration of credit risk

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium's sales.

Ternium's subsidiaries have policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or use credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary. These subsidiaries maintain allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high quality financial institutions.

                           TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

34       Financial risk management (continued)

(1) Financial risk factors

(iv) Liquidity risk

Management maintains sufficient cash and marketable securities, availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

(v) Gas and electricity supply

Sidor relies heavily upon two Venezuelan state-owned companies for the provision of gas and electricity, which are critical for the operation of its plant and equipment. A major disruption in the gas and electricity supply process, such as strikes, lockouts and other problems, would impact Sidor significantly. However, the risk of such a disruption at the current time appears to be low.

(vi) Iron ore supply

Expenditures for iron ore constitute one of the company's largest individual raw material costs. While Sidor purchases all of its iron ore from a Venezuelan state-owned company, a number of other sources are available. Although management believes that Sidor will be able to continue to purchase iron ore on favorable terms, there can be no assurance that Sidor could timely purchase sufficient quantities of that raw material from alternative suppliers at prices comparable to those offered by its current supplier.

(2) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement .Ternium does not hedge its net investments in foreign entities.

Derivative  transactions  and  other  financial  instruments,   while  providing
economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair value of derivative instruments is disclosed in Note 27.

(3) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

                           TERNIUM S.A.
        Notes to the Combined Consolidated Financial Statements (Contd.)

35       Post balance sheet events

The following are the main post balance sheet events:

(a) As mentioned in Note 3, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium's ADSs to the Underwriters. On February 6, 2006 the Company delivered the above mentioned ADSs and, accordingly, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares.

(b) As mentioned in Note 1, the Company's management used the proceeds from the Initial Public Offering to repay Tranche A of the Ternium Credit Facility. On February 6, 2006, the Company delivered the ADSs to the Underwriters and collected the amount that were used to fully repay Tranche A of the Ternium Credit Facility and to provide for Initial Public Offering related expenses.

(c)  On  February  23,  2006 the  underwriter  exercised  the option to purchase
     2,298,136 ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS.



                                        Roberto Philipps
                                      Chief Financial Officer